Exhibit 2.1

Dated August 6, 2016

AGREEMENT AND PLAN OF MERGER

by and among

STEINHOFF INTERNATIONAL HOLDINGS N.V.,

STRIPES US HOLDING, INC.,

STRIPES ACQUISITION CORP.

and

MATTRESS FIRM HOLDING CORP.

Linklaters LLP

1345 Avenue of the Americas

New York, NY 10105

Telephone (+1) 212 903 9000

Facsimile (+1) 212 903 9100

Ref L-241480

i

4	Representations and Warranties of Parent, HoldCo and Merger Sub	34

4.1	Organization; Standing	34
4.2	Authority; Noncontravention	34
4.3	Governmental Approvals	35
4.4	Certain Arrangements	35
4.5	Brokers and Other Advisors	36
4.6	Legal Proceedings	36
4.7	Ownership of Company Common Stock	36
4.8	Financing	37
4.9	Capitalization of Merger Sub	37
4.10	Projections, Forecasts, Forward-Looking Statements and Business Plans	38
4.11	No Other Company Representations or Warranties	38

5	Additional Covenants and Agreements	39

5.1	Conduct of Business	39
5.2	No Solicitation; Change in Recommendation	43
5.3	Efforts	48
5.4	Public Announcements	50
5.5	Access to Information; Confidentiality	50
5.6	Indemnification and Insurance	51
5.7	Rule 16b-3	52
5.8	Employee Matters	52
5.9	Notification of Certain Matters; Stockholder Litigation	54
5.10	Stock Exchange De-listing	54
5.11	Rule 14d-10 Matters	55
5.12	Financing	55
5.13	FIRPTA Certificate	58
5.14	HoldCo Authorization	58
5.15	Offer Documents	59
5.16	Schedule 14D-9	59

6	Conditions to the Merger	60

6.1	Conditions to Each Party’s Obligation to Effect the Merger	60

7	Termination	60

7.1	Termination	60
7.2	Effect of Termination	62
7.3	Termination Fee	62

8	Miscellaneous	63

8.1	No Survival of Representations and Warranties	63
8.2	Amendment or Supplement	63
8.3	Extension of Time, Waiver, Etc.	64
8.4	Assignment	64
8.5	Counterparts	64
8.6	Entire Agreement; No Third Party Beneficiaries	64

ii

8.7	Governing Law; Jurisdiction	65
8.8	Remedies	65
8.9	WAIVER OF JURY TRIAL	66
8.10	Notices	67
8.11	Definitions	68
8.12	Fees and Expenses	77
8.13	Interpretation	77
8.14	Financing Sources	78

iii

This AGREEMENT AND PLAN OF MERGER, dated as of August 6, 2016 (this “Agreement”), is by and among Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands (Naamloze Vennootschap) (“Parent”), Mattress Firm Holding Corp., a Delaware corporation (the “Company”), Stripes US Holding, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“HoldCo”), and Stripes Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of HoldCo (“Merger Sub”). Certain capitalized terms used in this Agreement are defined in Section 8.11.

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub has agreed to commence a tender offer to acquire any and all of the outstanding shares of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”) for $64.00 per share in cash without interest (such consideration, or any other consideration per share paid in such offer in accordance with this Agreement, the “Offer Price”) (such offer, as may be extended and amended from time to time as permitted under, or required by, this Agreement, the “Offer”);

WHEREAS, following the consummation of the Offer, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger, and pursuant to the Merger each share of Company Common Stock that is not validly tendered and irrevocably accepted for payment pursuant to the Offer (except as otherwise provided herein) will be converted into the right to receive the Offer Price;

WHEREAS, Parent, HoldCo, Merger Sub and the Company acknowledge and agree that the Merger shall be governed by and effected under Section 251(h) of the DGCL and, subject to the terms of this Agreement, effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, (iii) declared this Agreement and the Transactions advisable and (iv) recommended that the Company’s stockholders tender their shares of Company Common Stock in the Offer;

WHEREAS, each of the relevant governing board of Parent and the board of directors of each of HoldCo and Merger Sub has duly authorized and approved the execution, delivery and performance by each of Parent, HoldCo and Merger Sub of this Agreement and the consummation by Parent, HoldCo and Merger Sub of the Transactions, and each of the relevant governing board of Parent and the board of directors of each of HoldCo and Merger Sub has declared this Agreement advisable;

WHEREAS, HoldCo, in its capacity as sole stockholder of Merger Sub, will approve and adopt this Agreement by written consent immediately following its execution;

WHEREAS, concurrently with the execution and delivery of this agreement, each of JWC Mattress Holdings, LLC, Winter Street Opportunities Fund, L.P., JWC Fund III Co-Invest, LLC and John W. Childs 2013 Charitable Remainder Trust is entering into a Tender and Support Agreement with Parent, HoldCo and Merger Sub, dated as of the date hereof (the “Tender and Support Agreements”);

WHEREAS, concurrently with the execution and delivery of this agreement, each of Berkshire Fund VIII, L.P., Berkshire Fund VIII-A, L.P., Berkshire Investors III LLC, Berkshire Investors IV LLC, Stockbridge Fund, L.P., Stockbridge Absolute Return Fund, L.P., Stockbridge Master Fund (OS), L.P., Stockbridge Partners LLC, Dale R. Carlsen, Dale R. Carlsen Stock Trust U.D.T. August 5, 1997 and Dale R. Carlsen Family Revocable Trust is entering into a Support Agreement with Parent, HoldCo and Merger Sub, dated as of the date hereof (the “Support Agreements”); and

WHEREAS, the Company, Parent, HoldCo and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, the Company, HoldCo and Merger Sub hereby agree as follows:

1                                      The Transactions

1.1                            The Offer

1.1.1                  As promptly as practical after the date of this Agreement on a date mutually agreeable to Parent, HoldCo and the Company (but in no event later than August 16, 2016), Merger Sub shall (and Parent and HoldCo shall (and Parent shall cause HoldCo to) cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

1.1.2                  In accordance with the terms and conditions of this Agreement, and subject to the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Annex I (collectively, the “Offer Conditions”), Merger Sub shall (and HoldCo shall (and Parent shall cause HoldCo to) cause Merger Sub to), promptly (within the meaning of Rule 14e-1(c) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) following the Expiration Time, irrevocably accept for payment (the time of acceptance for payment, the “Offer Acceptance Time”) and, at or as promptly as practicable following the Offer Acceptance Time (but in any event within three (3) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) pay for all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer. HoldCo shall (and Parent shall cause HoldCo to) provide or cause to be provided to Merger Sub, at the Offer Acceptance Time and on a timely basis at all times thereafter, the funds necessary to purchase any shares of Company Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer.

1.1.3                  The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) in accordance with the terms set forth in this Agreement and subject only to the Offer Conditions. Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition other than the Minimum

Condition and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided that, without the prior written consent of the Company, Merger Sub shall not, and HoldCo shall (and Parent shall cause HoldCo to) cause Merger Sub not to:

(i)                                  decrease the Offer Price;

(ii)                               change the form of consideration to be paid in the Offer;

(iii)                            decrease the number of shares subject to the Offer; or

(iv)                           impose additional conditions to the Offer or, except as permitted by this Agreement, otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner materially adverse to the holders of the shares of Company Common Stock.

1.1.4                  The Offer shall expire at Midnight (New York City time) on the date that is twenty (20) Business Days following commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been extended pursuant to and in accordance with Section 1.1.5, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”).

1.1.5                  Subject to the parties’ respective rights to terminate the Agreement pursuant to Section 7, the Offer may or shall, as applicable, be extended from time to time as follows:

(i)                                  if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived by Parent, HoldCo and Merger Sub (to the extent such waiver is permitted under this Agreement and applicable Law), then Merger Sub shall, and HoldCo shall (and Parent shall cause HoldCo to) cause Merger Sub to, extend the Offer on one or more occasions in consecutive increments of five Business Days each (each such increment to end at 5:00 p.m. (New York City time), on the last Business Day of such increment) (or such other duration of up to 20 successive Business Days at the sole discretion of Parent and HoldCo or as may be agreed to by Parent, HoldCo and the Company) in order to permit the satisfaction of such Offer Condition(s); provided, however, that Merger Sub shall not be required or permitted to extend the Offer to a date later than the Outside Date; and

(ii)                               Merger Sub shall extend the Offer for the minimum period required by applicable Law, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff, or The NASDAQ Global Select Market (“NASDAQ”) or its staff.

Merger Sub shall not, and HoldCo shall (and Parent shall cause HoldCo to) not permit Merger Sub to, extend the Offer in any manner except as required or expressly permitted pursuant to this Section 1.1.5 or as may otherwise be agreed in writing with the Company.

Notwithstanding the foregoing, in the event that, as a result of the extension of the Offer in accordance with the provisions of this Section 1.1.5, the Expiration Time would occur on or after the date that is the Outside Date, the Expiration Time shall instead occur at 5:00 p.m., (New York City time), on the Business Day immediately preceding the Outside Date.

1.1.6                  The Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date of this Agreement and at or prior to the Offer Acceptance Time, and such amendment to the Offer Price shall provide to the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided, however, that the Company may not effect such change except as expressly permitted by this Agreement.

1.1.7                  In the event that this Agreement is terminated in accordance with Section 7, Merger Sub shall (and HoldCo shall  (and Parent shall cause HoldCo to) cause Merger Sub to) as promptly as practicable (and in any event within one Business Day of such termination) irrevocably and unconditionally terminate the Offer, and shall not acquire any shares of Company Common Stock pursuant to the Offer and shall instruct any depository acting on behalf of Parent, HoldCo or Merger Sub to return, in accordance with applicable Law, all tendered shares of Company Common Stock to the registered holders thereof.

1.1.8                  On the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent, HoldCo or Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer in accordance with Rule 14d-3 under the Exchange Act (together with all exhibits, amendments and supplements thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal (the Schedule TO, together with all documents included therein pursuant to which the Offer will be made, the “Offer Documents”). Parent, HoldCo and Merger Sub shall cause, at Merger Sub’s expense, the Offer Documents to be disseminated to the Company’s stockholders as and to the extent required by applicable Law. Each of Parent, HoldCo, Merger Sub and the Company shall use its respective reasonable best efforts to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and HoldCo further agree to use reasonable best efforts to promptly cause, at Merger Sub’s expense, the Offer Documents, as so corrected, to be filed with the SEC and to promptly be disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Law. The Company shall use reasonable best efforts to promptly furnish or otherwise make available to Parent, HoldCo, Merger Sub or Parent’s, HoldCo’s and Merger Sub’s legal counsel any information concerning the Company and the Company’s Subsidiaries that is required by the Exchange Act to be set forth in the Offer Documents or reasonably requested by

Parent, HoldCo or Merger Sub for inclusion in or in connection with the Offer Documents. Parent, HoldCo and Merger Sub shall give the Company and its counsel reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent, HoldCo and Merger Sub shall provide the Company and its counsel with a copy of any written comments, and a written summary of any oral comments, that Parent, HoldCo, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of any such comments. Each of Parent, HoldCo and Merger Sub shall give the Company and its counsel a reasonable opportunity to review and comment on any proposed written responses to any comments of the SEC or its staff with respect to the Offer Documents.

1.1.9                  Parent, HoldCo, Merger Sub and the paying agent with respect to the Offer shall be entitled to deduct and withhold from the Offer Price payable pursuant to the Offer such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any provision of state, local or foreign Tax Law. To the extent amounts are so withheld and (if required) paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

1.2                            Company Actions

1.2.1                  On the day that the Offer is commenced, in a manner that complies with Rule  14d-9 under the Exchange Act, the Company shall, concurrently with or promptly following the filing of the Schedule TO, file with the SEC and disseminate to the Company’s stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.2, shall contain the Company Board Recommendation. The Schedule 14D-9 shall also contain the notice of appraisal rights required to be delivered by the Company under Section 262(d) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC. The Company shall set the record date for the Company’s stockholders to receive such notice of appraisal rights as the same date as the Stockholder List Date and shall disseminate the Schedule 14D-9 including such notice of appraisal rights to the Company’s stockholders to the extent required by Section 262(d) of the DGCL. Each of Parent, HoldCo, Merger Sub and the Company shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to use reasonable best efforts to cause the Schedule 14D-9, as so corrected, to promptly be filed with the SEC and to promptly be disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Law. Parent, HoldCo and Merger Sub shall use its reasonable best efforts to promptly furnish or otherwise make available to the Company or its legal counsel any information concerning Parent, HoldCo or Merger Sub that is required by the Exchange Act to be set forth in the Schedule

14D-9 or reasonably requested by the Company for inclusion in the Schedule 14D-9. Parent, HoldCo and their counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC, and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent, HoldCo, Merger Sub or their counsel. The Company shall provide Parent, HoldCo and their counsel with a copy of any written comments, and a written summary of any oral comments, the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on any proposed written responses to any comments of the SEC or its staff with respect to the Schedule 14D-9, except if the Company Board has properly made a Company Adverse Recommendation Change.

1.2.2                  In connection with the Offer, from time to time as requested by or on behalf of Parent, HoldCo or Merger Sub, the Company shall (or shall cause its transfer agent to) promptly furnish Parent with a list of its stockholders, non-objecting beneficial owners and any available listing or computer file containing the names and addresses of record or beneficial holders of shares of Company Common Stock and lists of securities positions of shares of Company Common Stock held in stock depositories as of the most recent practicable date, to the extent known by the Company, and shall provide to Parent such additional information (including updated lists of stockholders and lists of securities positions) and provide such other assistance as Parent, HoldCo or Merger Sub may reasonably request in communicating with the record and beneficial holders of shares of Company Common Stock. The date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated is referred to as the “Stockholder List Date”. Parent, HoldCo and Merger Sub and their Representatives agree that the information contained in any such listings or files shall be considered “Information” as such term is defined in the Confidentiality Agreement.

1.2.3                  Subject to Section 5.2, the Company consents to the inclusion in the Offer Documents of a description of the Company Board Recommendation.

1.2.4                  Unless Parent and HoldCo otherwise consent in writing, the Company shall not, and shall not permit any of its Subsidiaries to, tender in the Offer any shares of Company Common Stock owned by the Company or any direct or indirect Subsidiary of the Company.

1.3                            The Merger

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the DGCL (including Section 251(h) of the DGCL), at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger. The Company, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation”.

1.4                            Closing

The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) as soon as practicable following (and in no event later than the Business Day following) the consummation (as defined in Section 251(h) of the DGCL) of the Offer, subject to the satisfaction or waiver of the conditions set forth in Section 6 hereof, at the offices of Linklaters LLP, 1345 Avenue of the Americas, New York, New York 10105, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

1.5                            Effective Time

Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL to effectuate the Merger. The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Secretary of State”) or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto prior to the filing of such Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

1.6                            Merger Without Meeting of Stockholders

The Merger shall be governed by and effected under Section 251(h) of the DGCL, without a vote of the stockholders of the Company. Parent, HoldCo, Merger Sub and the Company each agrees to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

1.7                            Effects of the Merger

The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 259, of the DGCL.

1.8                            Certificate of Incorporation and Bylaws of the Surviving Corporation

At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of Exhibit A hereto and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (subject to Section 5.6 hereof). The parties hereto shall take all necessary action such that the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of the bylaws of Merger Sub (except with respect to the name of the Company), and such bylaws, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (subject to Section 5.6 hereof).

1.9                            Directors and Officers of the Surviving Corporation

1.9.1                  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.9.2                  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

2                                      Effect of the Merger on Capital Stock; Exchange of Certificates; Equity-Based Awards

2.1                            Effect on Capital Stock

At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, HoldCo, Merger Sub or the Company’s stockholders or the holder of any shares of capital stock of Merger Sub:

2.1.1                  Capital Stock of Merger Sub

As of the Effective Time, each issued and outstanding share of capital stock of Merger Sub as of immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

2.1.2                  Cancellation of Certain Shares

(i)                                  As of the Effective Time, (i) all shares of Company Common Stock that are owned by the Company as treasury stock as of immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor and (ii) all shares of Company Common Stock that were accepted for payment by Merger Sub in the Offer shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(ii)                               Any shares of Company Common Stock owned by Parent or by a direct or indirect wholly-owned Subsidiary of Parent or the Company (other than those cancelled under Section 2.1.2(i)) shall not be cancelled and shall convert into a number of shares of common stock of the Surviving Corporation in connection with the Merger such that Parent and each such Subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as Parent and such Subsidiary owned in the Company immediately prior to the Effective Time.

2.1.3                  Conversion of Company Common Stock

As of the Effective Time, each issued and outstanding share of Company Common Stock (other than (i) Company Restricted Shares to be treated in accordance with Section 2.3, (ii) Appraisal Shares to be treated in accordance with Section 2.6, (iii) shares of Company Common Stock to be cancelled in accordance with Section 2.1.2(i) and (iv) any shares of Company Common Stock owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent or the Company (other than those cancelled under Section 2.1.2(i)) to be treated in accordance with Section 2.1.2(ii)) shall be converted automatically into and shall thereafter represent only the right to receive the Offer Price in cash without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) or non-certificated shares of Company Common Stock held in book entry form (each, a “Book Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate or Book Entry Share in accordance with Section 2.2.2.

2.2                            Exchange of Certificates and Book Entry Shares

2.2.1                  Paying Agent

Prior to the Closing Date, HoldCo shall (and Parent shall cause HoldCo to) designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Section 2 and, in connection therewith, prior to the Closing Date shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. At or prior to the Closing, HoldCo shall (and Parent shall cause HoldCo to) deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). Pending its disbursement in accordance with this Section 2.2, the Exchange Fund shall be invested by the Paying Agent as directed by HoldCo in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Subject to Section 2.2.5, HoldCo shall (and Parent shall cause HoldCo to) cause the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund, to the extent necessary, so that the Exchange Fund is maintained at a level sufficient for the Paying Agent to make any remaining payments of Merger Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any of the Company’s stockholders to receive the Merger Consideration as provided herein.

2.2.2                  Payment Procedures

Promptly after the Effective Time (but in no event more than three Business Days thereafter), Parent, HoldCo and the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Company Common Stock (other than the Company Common Stock to be cancelled or converted in accordance with Section 2.1) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions (including customary provisions regarding delivery of an “agent’s message” with respect to Book Entry Shares) as Parent, HoldCo and the Company may reasonably agree prior to the Closing Date) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for payment of the Merger Consideration as provided in Section 2.1.3. Upon surrender of a Certificate or a Book Entry Share for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate or Book Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book Entry Share, and the Certificate or Book Entry Share so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book Entry Share is registered, it shall be a condition of payment that (A) the Certificate or Book Entry Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book Entry Share surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate and Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Section 2.

2.2.3                  Transfer Books; No Further Ownership Rights in Company Stock

The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange of Certificates or Book Entry Shares in accordance with the terms of this Section 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Book Entry Shares, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates and Book Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.2.5, if, at any time after the Effective Time, Certificates and Book Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 2.

2.2.4                  Lost, Stolen or Destroyed Certificates

If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as HoldCo may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated by this Section 2.

2.2.5                  Termination of Exchange Fund

At any time following the six (6) month anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) which has not been disbursed to holders of Certificates or Book Entry Shares, and thereafter such holders shall be entitled to look only to Parent, HoldCo and the Surviving Corporation for, and Parent, HoldCo and the Surviving Corporation shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Section 2. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

2.2.6                  No Liability

Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

2.2.7                  Withholding Taxes

Parent, HoldCo, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent amounts are so withheld and (if required) paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.3                            Equity-Based Awards

Prior to the Offer Acceptance Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plan) shall adopt such resolutions to provide that:

2.3.1                  each option to purchase shares of Company Common Stock (each, a “Company Stock Option”), whether vested or unvested, shall, as of the Effective Time, be cancelled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment equal to the product of (i) the number of shares of Company Common Stock for which such Company Stock Option has not been exercised as of immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option (and for the avoidance of doubt, any Company Stock Option that has an exercise price that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration or payment); and

2.3.2                  each share of Company Common Stock subject to forfeiture conditions (each, a “Company Restricted Share”) outstanding, including unvested shares, immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration.

2.4                            Payments with Respect to Equity-Based Awards

Promptly after the Effective Time (but in any event, no later than the first payroll date after the Effective Time), Parent shall cause HoldCo to fund or cause to be funded and the Surviving Corporation shall pay through its payroll systems (or through an alternative method) the amounts due pursuant to Section 2.3 (less applicable deductions and tax withholdings, which withheld amounts, to the extent amounts are so withheld and (if required) paid over to the appropriate Governmental Authority, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made).

2.5                            Adjustments

Without duplication of any adjustment made pursuant to Section 1.1.6, the Merger Consideration shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date of this Agreement and at or prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided, however, that the Company may not effect such change except as expressly permitted by this Agreement.

2.6                            Appraisal Rights

Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1.3, but instead shall be cancelled and shall represent the right to receive only those rights provided under Section 262 of the DGCL; provided, however, that if any such Person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 2.1.3, without interest thereon. The Company shall give prompt notice to Parent and HoldCo of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent and HoldCo shall have the right to participate in, and after the Offer Acceptance Time, direct all negotiations and Actions with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent and HoldCo, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Prior to the Effective Time, HoldCo shall (and Parent shall cause HoldCo to) not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

3                                      Representations and Warranties of the Company

The Company represents and warrants to Parent and HoldCo that, except as (A) set forth in the corresponding section of the confidential disclosure letter delivered by the Company to Parent and HoldCo prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent) or (B) disclosed in the Company’s  reports, schedules, forms, statements and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto), in each case as filed with, or furnished to, the SEC and publicly available from July 1, 2015 through the date of this Agreement (collectively, the “Filed SEC Documents”), to the extent that it is reasonably apparent that a disclosure therein is applicable to any particular representation or warranty set forth in this Agreement and other than any disclosures (other than statements of historical fact) in any such Filed SEC Document contained in the (x) “Risk Factors” or “Forward-Looking Statements” section thereof and (y) any other section relating to forward-looking statements to the extent they are generally cautionary, predictive or forward-looking in nature, it being understood that any matter disclosed in such Filed SEC Documents shall not be deemed disclosed for the purposes of Section 3.1 (Organization; Standing), Section 3.2 (Capitalization) and Section 3.3 (Authority; Noncontravention) of this Agreement:

3.1                            Organization; Standing

3.1.1                  The Company is a corporation duly organized and validly existing under the laws of the State of Delaware, is in good standing with the Secretary of State and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted, except (other than with respect to the Company’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. True and complete copies of the Company Charter Documents are included in the Filed SEC Documents. Each of the Company Charter Documents are in full force and effect and the Company is not in violation of any provision of the Company Charter Documents in any material respect.

3.1.2                  Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the laws of the jurisdiction of its organization, except where the failure to be so organized, existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Company’s Subsidiaries is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by them or the character or location of the properties and assets owned or leased by them makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.1.3                  The Company has made available the organizational or governing documents of each of the Company’s material Subsidiaries, as amended to date. Each of the foregoing documents is in full force and effect, and none of the Company’s Subsidiaries is in violation of any provision of the foregoing documents except for any violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.2                            Capitalization

3.2.1                  The authorized capital stock of the Company consists of 120,000,000 shares of Company Common Stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). At the close of business on August 4, 2016 (the “Capitalization Date”), (i) 37,227,687 shares of Company Common Stock  (exclusive of the Company Restricted Shares referenced in the following clause (ii)) were issued and outstanding, (ii) 487,282 Company Restricted Shares were outstanding, (iii) 2,076,607 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plan, (iv) 589,160 shares of Company Common Stock were subject to Company Stock Options, (v) no shares of the Company that were acquired by the Company in a taxable year beginning before July 12, 1995, were held by the Company as treasury stock, and (vi) no shares of Company Preferred Stock were issued or outstanding. Since the Capitalization Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has (A) issued any Company Securities or incurred any obligation to make any payments based on the price or value of any Company Securities or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of the Company’s capital stock, other than, in each case, pursuant to the grant of, or lapsing of forfeiture conditions with respect to, Company Restricted Shares, the exercise of Company Stock Options in accordance with their terms or the forfeiture or withholding of shares of Company Common Stock in respect of applicable taxes or the payment of the exercise price, as applicable, with respect to Company Stock Options or Company Restricted Shares.

3.2.2                  Except as described in this Section 3.2, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (other than Company Restricted Shares in accordance with their terms or pursuant to the cashless exercise of Company Stock Options in accordance with their terms or the forfeiture or withholding of shares of Company Common Stock in respect of applicable taxes or the payment of the exercise price, as applicable, with respect to Company Stock Options or Company Restricted Shares), or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. No direct or indirect Subsidiary of the Company owns any Company Common Stock. None of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. All outstanding shares of Company Common Stock and all Company Common Stock reserved for issuance as noted in this Section 3.2, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any pre-emptive or similar rights, purchase options, call or right of first refusal or similar right.

3.2.3                  All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company are owned directly or indirectly, beneficially and of record, by the Company free and clear of all Liens and transfer restrictions, except for Permitted Liens and such Liens and transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests). Each outstanding share of capital stock of each Subsidiary of the Company, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary.

3.3                            Authority; Noncontravention

3.3.1                  The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, assuming the representations and warranties set forth in Section 4.7 are true and correct and that the Transactions are consummated in accordance with Section 251(h) of the DGCL, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and, assuming the representations and warranties set forth in Section 4.7 are true and correct, the consummation by it of the Transactions, have been duly authorized by the Company Board and, assuming that the Transactions are consummated in accordance with Section 251(h) of the DGCL, except for filing the Certificate of Merger with the Secretary of State pursuant to the DGCL, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

3.3.2                  The Company Board, at a meeting duly called and held, adopted resolutions (i) determining that the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable the Merger and the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (iii) resolving that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL, (iv) approving the Tender and Support Agreements and the Support Agreements and (v) recommending that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer (such recommendation, the “Company Board Recommendation”), which resolutions have not, except after the date of this Agreement as permitted by Section 5.2, been subsequently rescinded, modified in any non-de minimis respect or withdrawn.

3.3.3                  Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision (A) of the Company Charter Documents or (B) of the similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 are obtained prior to the Offer Acceptance Time or the Effective Time, as applicable, and the filings referred to in Section 3.4 are made and any waiting periods thereunder have terminated or expired prior to the Offer Acceptance Time or the Effective Time, as applicable, (A) violate any Law or Judgment applicable to the Company or any of its Subsidiaries, (B) result in a breach or violation, constitute a default or require a consent (with or without notice or lapse of time or both) or result in the loss of benefit under, or give rise to any right of termination, cancellation, amendment or acceleration under any of the terms or provisions of any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’ obligations under any such Contract or (C) result in the creation of any Lien (other than Permitted Liens) on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (ii), as would not, individually or in the aggregate, (x) reasonably be expected to have a Material Adverse Effect or (y) prevent, impair or materially delay the consummation of the Transactions.

3.4                            Governmental Approvals

Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Schedule 14D-9, (b) compliance with the rules and regulations of the NASDAQ, (c) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (d) filings required under, and compliance with other applicable requirements of, the HSR Act, (e) compliance with any applicable state securities or blue sky laws and (f) any other actions or filings required solely by reason of the participation of Parent, HoldCo or Merger Sub in the transactions contemplated hereby, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, (A) reasonably be expected to have a Material Adverse Effect or (B) prevent, impair or materially delay the consummation of the Transactions.

3.5                            Company SEC Documents; Undisclosed Liabilities

3.5.1                  Since July 1, 2013 (the “Applicable Date”), the Company has filed or furnished, as applicable, with the SEC on a timely basis all reports, schedules, forms, statements and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) required to be filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act (collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the portions that are amended (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, (i) there has been no material correspondence between the SEC and the Company since the Applicable Date that is not publicly available or that is not set forth or reflected in the Company SEC Documents, or that has not otherwise been disclosed to Parent prior to the date of this Agreement and (ii) the Company has not received written notice from the SEC since the Applicable Date that any of the Company SEC Documents is the subject of ongoing SEC review.

3.5.2                  The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to the lack of footnotes and normal year-end adjustments). Since the Applicable Date through the date of this Agreement, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as been so disclosed.

3.5.3                  Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of the Company (including the notes thereto) except liabilities (i) reflected or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of May 3, 2016 (the “Balance Sheet Date”) included in the Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions, (iv) that have been discharged or paid prior to the date of this Agreement or (v) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated under the Securities Act.

3.5.4                  The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company and its Subsidiaries is reported within the time periods specified in the SEC’s rules and forms, and that all such information is communicated to the individuals responsible for the preparation of the Company’s filings with the SEC to allow timely decisions regarding required disclosure. Since the Applicable Date, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of (A) any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data or (B) any fraud or allegation of fraud, whether or not material, that involves (or involved) members of management of the Company or other employees who have (or had) a significant role in the Company’s internal controls over financial reporting.

3.6                            Absence of Certain Changes

Since February 2, 2016 through the date of this Agreement (a) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business; (b) the Company and its Subsidiaries have not taken any action that, if taken after the date of this Agreement, would require the consent of Parent or HoldCo pursuant to Sections 5.1.2(i) (other than as may have occurred in the ordinary course of business), 5.1.2(ii), (iii), (v), 5.1.2(vi) (other than as may have occurred in the ordinary course of business), (vii), (viii), (ix), (x), (xii), 5.1.2(xiii), (xiv) or (xv) or (xvi) (as it relates to the foregoing clauses); and (c) there has not been any event, change or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

3.7                            Legal Proceedings

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (and, with respect to any such matters relating to this Agreement or the transactions contemplated hereby, as of the date of this Agreement), there is no (a) pending or, to the Knowledge of the Company, threatened legal or administrative proceeding, suit, investigation, arbitration or action (an “Action”) against the Company or any of its Subsidiaries, (b) outstanding order, judgment, injunction, ruling, writ or decree of any Governmental Authority (a “Judgment”) imposed upon the Company or any of its Subsidiaries or their respective assets or properties, in each case, by or before any Governmental Authority or (c) inquiry, investigation or review in respect of which the Company has received written notice, pending or to the Knowledge of the Company threatened, by any Governmental Authority with respect to the Company or any of its Subsidiaries or their respective assets or properties. As of the date of this Agreement, there are no settlements of any Actions to which the Company or any of its Subsidiaries is a party or by which any of their assets or properties are bound that are material to the Company and its Subsidiaries, taken as a whole, and under which the Company or any of its Subsidiaries have material continuing obligations.

3.8                            Compliance with Laws; Permits

3.8.1                  The Company and each of its Subsidiaries are, and since the Applicable Date have been, in compliance with all laws, statutes, ordinances, codes, rules or regulations (“Laws”) or Judgments, applicable to the Company or any of its

Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities (collectively, “Permits”) necessary (i) for the lawful conduct of their respective businesses and (ii) to own, lease and operate their respective assets and properties as being conducted as of the date of this Agreement, except, in each case, where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all Permits are in full force and effect, (ii) no default (without notice or lapse of time or both) has occurred under any such Permit and (iii) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority threatening to suspend, revoke, withdraw or modify in an adverse manner any such Permit.

3.8.2                  The Company, each of its Subsidiaries and each of its and their directors, officers and employees acting in such capacity and, to the Knowledge of the Company, each of its and their other representatives and agents acting on its or their behalf, is, and since the Applicable Date has been, in compliance in all material respects with (i) the Foreign Corrupt Practices Act of 1977 and any rules and regulations promulgated thereunder and (ii) any other applicable Law that prohibits corruption or bribery.

3.8.3                  The Company, each of its Subsidiaries and each of its and their directors, officers and employees acting in such capacity and, to the Knowledge of the Company, each of its and their other representatives and agents acting on its or their behalf, is, or is owned or controlled by a person that is, (i) currently the subject or the target of any sanctions administered or enforced by the United States government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, and including, without limitation, the designation by OFAC as a “Specially Designated National” or “Blocked Person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, or any other applicable sanctions authority (collectively, “Sanctions”), nor (ii) located, organized, or resident in a country or territory that is the subject or target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Sudan, Syria, or the Crimea region of Ukraine (each, a “Sanctioned Country”). To the Knowledge of the Company, since the Applicable Date, the Company and its Subsidiaries have not engaged in, and are not now engaged in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

3.9                            Tax Matters

3.9.1                  The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (or caused to be timely filed, taking into account valid extensions of time within which to file) all material Tax Returns required to be filed by or on behalf of any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects.

3.9.2                  All material Taxes required to be paid by the Company and each of its Subsidiaries (whether or not shown on any Tax Returns) have been timely paid, other than Taxes that are not yet due and payable that have been adequately provided for in the Company’s financial statements in accordance with GAAP.

3.9.3                  No claims have been made to the Company or any Subsidiary in writing, or to the Knowledge of the Company, by a Governmental Authority in a jurisdiction where the Company or that Subsidiary, as applicable, does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

3.9.4                  No extension or waiver of the limitation period applicable to the filing of any material Tax Return with respect to the Company or any Subsidiary has been granted (by the Company or any other Person), and no such extension or waiver has been requested (formally or informally) by or from the Company or any of its Subsidiaries, in each case which waiver or extension is still effective and has not lapsed.

3.9.5                  The Company and each of its Subsidiaries has withheld and paid all material Taxes required by Law to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

3.9.6                  As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice or otherwise has Knowledge of any pending audits, examinations, investigations, proposed adjustments, claims or other proceedings in respect of any material Taxes of the Company or any of its Subsidiaries.

3.9.7                  There are no Liens for material Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

3.9.8                  Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution of stock occurring during the two-year period ending on the date of this Agreement that was purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or foreign Law).

3.9.9                  Within the period for which the relevant statute of limitations with respect to Taxes has not expired (or, if longer, the six taxable year period which includes the current taxable year and each of the five taxable years preceding the current taxable year), neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or foreign law), as a transferee or successor, by contract or otherwise.

3.9.10           Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Tax allocation or sharing Contract other than (i) Contracts solely among the Company and its Subsidiaries and (ii) customary Tax indemnification provisions in Contracts the primary purpose of which does not relate to material Taxes.

3.9.11           Within the period for which the relevant statute of limitations with respect to Taxes has not expired (or, if longer, the six taxable year period which includes the current taxable year and each of the five taxable years preceding the current taxable year), neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b).

3.9.12           The Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the five-year period ending on the date of this Agreement.

3.9.13           Neither the Company nor any of its Subsidiaries (A) is a “controlled foreign corporation” as defined in Section 957 of the Code, or (B) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country outside the United States.

3.9.14           Neither the Company nor any Subsidiary will be required, as a result of a change in method of accounting for any period ending on or before or including the Closing Date, to include any adjustment under Section 481 of the Code (or any similar or corresponding provision or requirement under any other Tax law) in taxable income for any Taxable period (or portion thereof) beginning after the Closing Date. Neither the Company, any Subsidiary, nor the Surviving Corporation will be required to include in income, or exclude any item of deduction from, Taxable income for any taxable period (or portion thereof) beginning after the Closing Date, any material amount as a result of any (i) ‘’closing agreement’’ as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; (ii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) entered into or arising prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) election under section 108(i) of the Code.

3.9.15           For purposes of this Agreement: (x) “Tax” shall mean any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts and other similar assessments or liabilities (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, each that is in the nature of a tax, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes, license, registration and documentation fees, and customs duties, tariffs, and similar charges, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority, whether disputed or not; and (y) “Tax Returns” shall mean returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with any Governmental Authority, including consolidated, combined and unitary tax returns.

3.10                     Employee Benefits

3.10.1           Schedule 3.10.1 of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan. For purposes of this Agreement, each plan, program, policy, agreement or arrangement described in clauses (ii) and (iii) of the definition of Company Plan shall be deemed to be a material Company Plan. With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the plan document or a written description thereof (or, if appropriate, a form thereof), including any amendments thereto, other than any document that the Company or any of its Subsidiaries is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, (ii) the most recent annual report on Form 5500 filed with the IRS or similar report required to be filed with any Governmental Authority and the most recent actuarial valuation or similar report, (iii) the most recent IRS determination or opinion letter received by the Company, (iv) the most recent summary plan description, and (v) each insurance contract, trust agreement or other funding vehicle.

3.10.2           Each Company Plan has been established, maintained, funded and administered in compliance with its terms and applicable Laws, including ERISA and the Code, as applicable, other than instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualified status of any such Company Plan. There are no pending, or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits) by, on behalf of or against any Company Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company or its Subsidiaries taken as a whole and, as of the date of this Agreement, no audit by a Governmental Authority is pending, or to the Knowledge of the Company, threatened with respect to any Company Plan.

3.10.3           Neither the Company nor any Commonly Controlled Entity has any material liability (contingent or otherwise) with respect to any (i) pension plan that is subject to Title IV of ERISA or Section 412 of the Code or (ii) a “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA), (iii) a multiple employer plan within the meaning of Section 413(c) of the Code, (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

3.10.4           No Company Plan provides benefits coverage in the nature of health, life or disability benefits following retirement or other termination of employment, other than benefits coverage required to be provided under Part 6 of Title I of ERISA or Section 4980(B)(f) of the Code, or any other applicable Law (and in each case, only to the extent required by such Law), conversion privileges under insurance policies or continuation of benefits coverage for any employee and his or her eligible beneficiaries through the last day of the calendar month in which the employee’s date of termination of employment occurs.

3.10.5           Except as contemplated by this Agreement, the consummation of the Transactions will not, either alone or in combination with another event, (i) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former director, officer, consultant or employee of the Company or any of its Subsidiaries under any Company Plan, (ii) cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan or (iii) limit or restrict the Company’s right to amend or terminate any Company Plan on or following the Effective Time (other than Company Plans that are terminable on less than 90 days’ notice without material penalty). No payment or deemed payment by the Company or any Company Subsidiary will be made as a result (alone or in combination with any other event) of the execution, delivery and performance of this Agreement by the Company, or the consummation by the Company of the Transactions, that would not be deductible pursuant to Section 280G of the Code.

3.10.6           Neither the Company nor any of its subsidiaries is party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code.

3.11                     Labor Matters

3.11.1           Except as set forth on Schedule 3.11.1 of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company is a party to, or is bound by, any Collective Bargaining Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) to the Knowledge of the Company, there are no activities or proceedings of any labor union to organize any employees of the Company or any of its Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union, (ii) there is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown, walk-out, picketing, work stoppage or concerted refusal to work overtime or other similar labor activity or material dispute by or with respect to the employees of the Company or any of its Subsidiaries and (iii) there is no unfair labor practice charge or complaint against the Company pending or, to the Knowledge of the Company, threatened, before the National Labor Relations Board.

3.11.2           Since the Applicable Date, (i) the Company has been in compliance with all applicable Laws pertaining to employment and employment practices and standards to the extent they relate to employees of the Company and (ii) the Company has not received written notice of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an audit or investigation of the Company that has not been completed and, to the Knowledge of the Company, no such audit or investigation is in progress, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.12                     Environmental Matters

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and each of its Subsidiaries is and has been since the Applicable Date, in compliance with all applicable Environmental Laws, and the Company has not received any written notice since the Applicable Date alleging that the Company is in violation of or has liability under any Environmental Law, (b) the Company and its Subsidiaries possess and are in compliance with all Environmental Permits required under Environmental Laws for the operation of their respective businesses, (c) as of the date of this Agreement, there is no Action under or pursuant to any Environmental Law or Environmental Permit that is pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, and (d) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has become subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or its Subsidiaries arising under Environmental Laws. Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties contained in this Section 3.12 shall be the sole and exclusive representations and warranties made by the Company with respect to Environmental Laws or other environmental matters.

3.13                     Intellectual Property

3.13.1           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own all of the Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all of the Registered Company Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable.

3.13.2           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted, provided that nothing in this Section 3.13.2 shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any Intellectual Property, which is the subject of Section 3.13.4.

3.13.3           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no claims are pending or, to the Knowledge of the Company, threatened in writing (i) challenging the ownership, validity or use by the Company or any of its Subsidiaries of any Company Owned Intellectual Property or (ii) alleging that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property of any Person.

3.13.4           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company (i) no Person is infringing, misappropriating or otherwise violating the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or a Subsidiary of the Company and (ii) the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe the Intellectual Property of any other Person.

3.14                     No Rights Agreement; Anti-Takeover Provisions

3.14.1           As of the date of this Agreement, the Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan and the Company Board has not adopted or authorized the adoption of such an agreement or plan.

3.14.2           Assuming the accuracy of the representations and warranties set forth in Section 4.7, no “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws (including, for the avoidance of doubt, Section 203 of the DGCL) (each, a “Takeover Law”) apply or will apply to the Company pursuant to this Agreement or the Transactions, and the restrictions on business combinations in the Company Charter Documents do not apply to this Agreement or the Transactions.

3.15                     Property

3.15.1           Schedule 3.15.1 of the Company Disclosure Letter lists all real property owned by the Company and its Subsidiaries as of the date of this Agreement (the “Owned Real Property”). The Company or one of its Subsidiaries has good and marketable title to the Owned Real Property, free and clear of all Liens (other than Permitted Encumbrances).

3.15.2           The Company or one of its Subsidiaries has a good and valid leasehold interest in each material Company Lease and each material Company Distribution Center Lease, in each case free and clear of all Liens (other than Permitted Encumbrances).

3.15.3           (a) Each material Company Lease and each material Company Distribution Center Lease is, in each case, in full force and effect, (b) neither the Company nor any of its Subsidiaries is in breach or default under, or has received written notice of any breach of or default under, any material Company Lease or any material Company Distribution Center Lease and (c) no event, development or condition has occurred which, with the giving of notice or lapse of time (or both), would constitute a breach of or default under any material Company Lease or any material Company Distribution Center Lease by the Company or any of its Subsidiaries, or to the Knowledge of the Company, any other party thereto.

3.16                     Contracts

3.16.1           Except (w) for this Agreement, (x) for the Contracts filed prior to the date of this Agreement as exhibits to the Company SEC Documents, (y) for the Company Plans and (z) as set forth in Schedule 3.16.1 of the Company Disclosure Letter, as of the date of this Agreement neither the Company nor any of its Subsidiaries is party to or bound by any Contract that:

(i)                                  contains covenants that materially restrict the ability of the Company or any of its Subsidiaries to (a) engage in any business or compete in any business with any Person or (b) operate in any geographic area (other than franchise agreements);

(ii)                               is an indenture, credit agreement, loan agreement, security agreement, guarantee, bond, mortgage or similar Contract pursuant to which any indebtedness of the Company or any of its Subsidiaries, in each case in excess of $2,000,000, is outstanding or secured, other than any such Contract between or among any of the Company and any of its Subsidiaries or guaranties of lease agreements;

(iii)                            by its terms is reasonably expected to result in future payments to or by the Company in excess of $2,000,000 per annum, except for Contracts that are terminable on less than 90 days’ notice without material penalty;

(iv)                           is between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Company Common Stock, on the other hand, except for any employment or similar agreements, confidentiality agreements, noncompetition agreements in favor of the Company or its Subsidiaries, indemnification agreements with directors and officers of the Company, Contracts in connection with Company Plans, or any other Contracts entered into on arm’s length terms in the ordinary course of business and except for material Company Plans; or

(v)                              would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K of the Securities Act or disclosed by the Company on a Current Report on Form 8-K that has not been filed or incorporated by reference in the Company SEC Documents.

3.16.2           Each Contract of the type described in Section 3.16.1(i) through 3.16.1(v), and any Contract that (i) contains “most favored nation” pricing provisions in favor of the Company or any of its subsidiaries with any third party or pursuant to which the Company or any of its subsidiaries is granted exclusive rights, rights of first refusal, rights of first negotiation or offer or similar rights, (ii) has a remaining term of at least 6 months and (iii) under which the Company and its Subsidiaries are expected to make payments of at least $2,000,000 over such 6 month period, is referred to herein as a “Material Contract”. For the purposes of Section 3.16.1, “Contract” shall mean a Contract or group or series of related Contracts.

3.16.3           The Company has made available to Parent a true and complete copy of each Material Contract in effect as of the date of this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, (iii) neither the Company nor any of its Subsidiaries has received, since July 1, 2015, written notice of the existence of any breach or default on the part of the Company or any of its Subsidiaries under any Material Contract that has not since been cured, (iv) to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract that has not since been cured, (v) to the Knowledge of the Company, no other party to a Material Contract is in breach of or default under such Material Contract, and (vi) as of the date of this Agreement and since July 1, 2015, the Company has not received any written notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract, or seek negotiation of terms of any “Material Contract”.

3.17                     Insurance

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in such amounts and against such risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries, (b) all such insurance policies are in full force and effect and all premiums thereon have been timely paid in full or appropriately accrued, and (c) except for any expiration thereof in accordance with the terms thereof, no written notice of cancellation or modification has been received other than in connection with ordinary renewals, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder. To the Knowledge of the Company, as of the date of this Agreement, no policy limits applicable to any material insurance policies of the Company or any of its Subsidiaries covering a period which includes the date of this Agreement, have been exhausted or materially reduced. The Company has provided Parent copies of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement.

3.18                     Privacy and Data Protection

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company and each of its Subsidiaries have adopted, and are, and since the Applicable Date have been, in compliance with, commercially reasonable policies and procedures that apply to the Company or each of its Subsidiaries with respect to privacy, data protection, security and the collection, storage, disposal and use of Personal Information gathered or accessed in the course of the operations of the Company and its Subsidiaries, (b) there has been no unauthorized access or use of any Personal Information maintained, collected, stored, disposed of or processed by or on behalf of the Company or any of its Subsidiaries, (c) the Company and each of its Subsidiaries, and each of their privacy policies, are, and since the Applicable Date have been, in compliance with all Data Protection Programs and all contractual commitments that they have entered into with respect to Personal Information.

3.19                     Opinion of Financial Advisor

The Company Board has received the written opinion (or oral opinion to be confirmed in writing) of Barclays Capital Inc., to the effect that as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Offer Price and the Merger Consideration to be paid to the Company’s stockholders (other than Parent and its Affiliates) are fair from a financial point of view to such holders. The Company shall make available to Parent a copy of the written opinion of Barclays Capital Inc. for informational purposes only reasonably promptly following receipt thereof by the Company; provided that it is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent, HoldCo or Merger Sub.

3.20                     Brokers and Other Advisors

Except for Barclays Capital Inc., the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent the engagement letter the Company has entered into with Barclays Capital Inc. in connection with the Transactions.

3.21                     Affiliate Transactions

No Company Related Party is a party to any Contract, transaction, arrangement or understanding with or binding upon the Company or its Subsidiaries (other than Company Plans, any employment or similar agreements, confidentiality agreements, noncompetition agreements in favor of the Company or its Subsidiaries, indemnification agreements with directors and officers of the Company, Contracts in connection with Company Plans, or commercial agreements entered into on arm’s length terms by the Company or its Subsidiaries in the ordinary course of business) or any of their respective properties or assets or has any material interest in any property used by the Company or its Subsidiaries or has engaged in any transaction with any of the foregoing since the Applicable Date, in each case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act that has not been so disclosed.

3.22                     No Other Representations or Warranties

Except for the representations and warranties made by the Company in this Section 3, neither the Company nor any other Person makes any other express or implied representations or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise), and each of Parent, HoldCo and Merger Sub acknowledge the foregoing.

4                                      Representations and Warranties of Parent, HoldCo and Merger Sub

Parent, HoldCo and Merger Sub jointly and severally represent and warrant to the Company:

4.1                            Organization; Standing

Each of Parent, HoldCo and Merger Sub is a company duly organized and validly existing under the laws of its jurisdiction of organization and is in good standing in its jurisdiction of organization (where such concept is recognized under applicable Law). Parent has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Since the date of its incorporation, each of HoldCo and Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement and the transactions contemplated thereby.

4.2                            Authority; Noncontravention

4.2.1                  Each of Parent, HoldCo and Merger Sub has all necessary corporate power and corporate authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The relevant governing board of Parent has adopted resolutions approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, which resolutions have not been subsequently rescinded, modified in any non-de minimis respect or withdrawn. The board of directors of each of HoldCo and Merger Sub has adopted resolutions (i) unanimously approving the Merger and the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the Transactions, (ii) declaring that the Merger is advisable and (iii) directing that the Merger be submitted for consideration by Merger Sub’s stockholder, which resolutions have not been subsequently rescinded, modified in any non-de minimis respect or withdrawn. Except as expressly set forth in this Section 4.2.1, no other corporate action (including any stockholder vote or other action) on the part of Parent, HoldCo or Merger Sub is necessary to authorize the execution, delivery and performance by Parent, HoldCo and Merger Sub of this Agreement and the consummation by Parent, HoldCo and Merger Sub of the Transactions. This Agreement has been duly executed and delivered by Parent, HoldCo and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Parent, HoldCo and Merger Sub, enforceable against each in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.2.2                  Neither the execution and delivery of this Agreement by Parent, HoldCo and Merger Sub, nor the consummation by Parent, HoldCo and Merger Sub of the Transactions, nor performance or compliance by Parent, HoldCo or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the articles of association or other comparable charter or organizational documents of Parent, HoldCo or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3 are obtained prior to the Offer Acceptance Time or the Effective Time, as applicable, and the filings referred to in Section 4.3 are made and any waiting periods with respect to such filings have terminated or expired prior to the Offer Acceptance Time, (A) violate any Law or Judgment applicable to Parent or any of its Subsidiaries, (B) result in a breach or violation, constitute a default or require a consent (with or without notice or lapse of time or both) or result in the loss of benefit under, or give rise to any right of termination, cancellation, amendment or acceleration under any of the terms or provisions of any Contract to which Parent or any of its Subsidiaries is a party or accelerate Parent’s or any of its Subsidiaries’, if applicable, obligations under any such Contract, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.3                            Governmental Approvals

Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Offer Documents, (b) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and the filing of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business and (c) filings required under, and compliance with other applicable requirements of, the HSR Act, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent, HoldCo and Merger Sub, the performance of Parent, HoldCo and Merger Sub of their obligations hereunder and the consummation by Parent, HoldCo and Merger Sub of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.4                            Certain Arrangements

As of the date of this Agreement, other than the Tender and Support Agreements and the Support Agreements, there are no Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) (a) between Parent, HoldCo, Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board or any beneficial owner of Company Common Stock, on the other hand, that relate in any way to the Company or any of its businesses or Subsidiaries (including those businesses and Subsidiaries following the Closing) or the Transactions (including as to continuing employment or equity roll-over) or (b) pursuant to which any stockholder of the Company would be entitled to receive value or consideration of a different amount or nature than the Offer Price or the Merger Consideration or pursuant to which any stockholder of the Company agrees to tender any shares of Company Common Stock in the Offer or agrees to vote against or otherwise oppose any Superior Proposal. Parent, HoldCo and Merger Sub shall promptly provide to the Company true and correct copies of the Tender and Support Agreements and the Support Agreements. Parent, HoldCo and Merger Sub shall not amend, supplement or otherwise modify the Tender and Support Agreements and the Support Agreements without the prior written consent of the Company. Parent, HoldCo and Merger Sub shall not, and shall cause their Affiliates to not, enter into any agreement or understanding described above in this Section 4.4 or otherwise in respect of the Transactions that would be reasonably likely to constitute a breach of a contracting party’s fiduciary duties to the Company; provided, however, that any such agreement or understanding shall provide that such agreement or understanding will terminate if this Agreement terminates.

4.5                            Brokers and Other Advisors

No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, HoldCo, Merger Sub or any of their respective Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.

4.6                            Legal Proceedings

Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, there is no (a) pending or threatened Action against Parent, HoldCo, Merger Sub or any of their respective Affiliates or (b) Judgment imposed upon or affecting Parent, HoldCo, Merger Sub or any of their respective Affiliates, in each case, by or before any Governmental Authority.

4.7                            Ownership of Company Common Stock

Neither Parent, HoldCo, Merger Sub nor or any of their “affiliates” or “associates” is, or has been at any time during the last three years, an “interested stockholder” of the Company (in each case, as such quoted terms are defined under the Company Charter Documents). Neither Parent, HoldCo nor Merger Sub “own” any shares of Company Common Stock (as such quoted term is defined under the Company Charter Documents).

4.8                            Financing

Parent has delivered to the Company a true and complete copy of the fully executed Facilities Agreement dated on or about the date of this Agreement (together with all exhibits, or contemplated by annexes and schedules attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with this Agreement). As of the date of this Agreement, there are no side letters, understandings or other agreements or contracts of any kind, in each case to which Parent, HoldCo or Merger Sub is a party, relating to the Financing that could affect the availability of the Financing contemplated by the Facilities Agreement, other than as expressly set forth in or contemplated by the Facilities Agreement provided to the Company. The Facilities Agreement, in the form so delivered, is in full force and effect as of the date of this Agreement and is a legal, valid and binding obligation of HoldCo, Steinhoff Finance, Steinhoff Europe and Steinhoff Alpha and, to the Knowledge of Parent, the other parties thereto, subject to the Bankruptcy and Equity Exception. The obligations to make the Financing available to HoldCo, Steinhoff Finance and Steinhoff Alpha pursuant to the terms of the Facilities Agreement are not subject to any conditions other than the conditions expressly set forth in or contemplated by the Facilities Agreement. As of the date of this Agreement, (i) the Facilities Agreement has not been supplemented, modified or amended, (ii) no event has occurred which, with or without notice, lapse of time or both, would constitute a Major Default under the Facilities Agreement and (iii) the commitments contained in the Facilities Agreement have not been withdrawn, terminated or rescinded. HoldCo (x) has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it or its Affiliates contained in the Facilities Agreement and (y) has no reason to believe that any portion of the Financing required to consummate the transactions contemplated hereby will not be made available to HoldCo, Steinhoff Finance and Steinhoff Alpha on the Closing Date. Each of HoldCo, Steinhoff Finance, Steinhoff Europe and Steinhoff Alpha has fully paid any and all commitment fees or other fees required by the Facilities Agreement or the documents contemplated therein to be paid by it on or prior to the date of this Agreement and shall in the future pay any such fees as they become due (subject to any applicable grace periods (solely to the extent any such grace period would not impact availability of the Financing on the Closing Date)). Subject to the terms and conditions of the Facilities Agreement, assuming the Financing is funded in accordance with the terms thereof, the aggregate proceeds contemplated by the Facilities Agreement will be sufficient for Parent, HoldCo and Merger Sub to consummate the transactions on the Closing Date contemplated in this Agreement upon the terms contemplated by this Agreement. Parent, HoldCo and Merger Sub acknowledge that their obligations under this Agreement are not conditional upon or subject to its receipt of the proceeds made available under the Facilities Agreement or any other Financing.

4.9                            Capitalization of Merger Sub

The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, 100 of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by HoldCo (free and clear of all Liens). Merger Sub has not conducted any business prior to the date hereof other than any business incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

4.10                     Projections, Forecasts, Forward-Looking Statements and Business Plans

In connection with the due diligence investigation of the Company by Parent, HoldCo and Merger Sub, Parent, HoldCo and Merger Sub have received from the Company financial projections (the “Projections”) and have received and may continue to receive from the Company certain estimates, other projections, forecasts and other forward-looking information, as well as certain business and strategic plan information (“Other Information”), regarding the Company and its Subsidiaries and their respective businesses and operations. Parent, HoldCo and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which Parent, HoldCo and Merger Sub are familiar, and that, other than with respect to the representations and warranties expressly set forth in Section 3 and the Projections, Parent, HoldCo and Merger Sub have not relied on any Other Information and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect to any such Other Information.

4.11                     No Other Company Representations or Warranties

Parent, HoldCo and Merger Sub each acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Except for the representations and warranties expressly set forth in Section 3, Parent, HoldCo and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any oral, written, video, electronic or other information provided or made available to Parent, HoldCo, Merger Sub or any of their respective Representatives or any oral, written, video, electronic or other information developed by Parent, HoldCo, Merger Sub or any of their respective Representatives. Parent, HoldCo and Merger Sub hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that it has conducted, to its satisfaction, its own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries and, in making its determination to proceed with the Transactions, each of Parent, HoldCo, Merger Sub and their respective Affiliates and Representatives have relied on the representations and warranties expressly set forth in Section 3 and the Projections and on the results of their own independent investigation.

5                                      Additional Covenants and Agreements

5.1                            Conduct of Business

5.1.1                  Except as required by applicable Law, Judgment or to comply with any notice from a Governmental Authority or as expressly required by this Agreement, and except for the matters described on Schedule 5.1 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.1), unless Parent and HoldCo otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall use reasonable best efforts to, and shall cause each of its Subsidiaries to use reasonable best efforts to, carry on its business in all material respects in the ordinary course consistent with past practice and, to the extent consistent therewith, to use its reasonable best efforts to (i) preserve its and each of its Subsidiaries’ business organizations substantially intact, (ii) maintain in effect all foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations that are material to the Company and its Subsidiaries, and (iii) preserve existing relations and goodwill with Governmental Authorities, customers, suppliers, employees, franchises, agents and other Persons with whom the Company or its Subsidiaries have material business relationships.

5.1.2                  Except as required by applicable Law, Judgment or to comply with any notice from a Governmental Authority, as expressly required or permitted by this Agreement or as set forth in Schedule 5.1 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement may be terminated pursuant to Section 7.1), unless each of Parent and HoldCo otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

(i)                                  (A) other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, issue, sell, encumber or grant any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, relating to the value of, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests; provided that the Company may issue or grant shares of Company Common Stock pursuant to equity awards or obligations outstanding on the date of this Agreement under the Company Plans in accordance with the terms of the applicable Company Plan and awards, (B) other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests (other than pursuant to the cashless exercise of Company Stock Options or the forfeiture of or withholding of shares of Company Common Stock in respect of applicable of taxes or the payment of the exercise price, as applicable, with respect to Company Stock Options or Company Restricted Shares), (C) in the case of the Company, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, or (D) split, combine, subdivide, reclassify, redeem, purchase or otherwise acquire any shares of its capital stock or other equity or voting interests, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(ii)                               (A) incur, prepay or refinance any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any such indebtedness or any debt securities of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (collectively, “Indebtedness”), except for (1) intercompany Indebtedness among the Company and its Subsidiaries, (2) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, (3) Indebtedness incurred under any existing arrangements (including in respect of letters of credit) and (4) other Indebtedness in an aggregate principal amount not to exceed $2 million, (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (C) make any loans, capital contributions or advances to any Person other than (x) to the Company or any Subsidiary of the Company, (y) pursuant to Section 5.1.2(v) or (z) in the ordinary course of business;

(iii)                            sell, transfer, dispose of, lease, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens), to any Person, in a single transaction or series of related transactions, any of its properties or assets with a fair market value in excess of $2 million, except (A) dispositions of inventory in the ordinary course of business and dispositions of obsolete, surplus or worn out assets or assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries or (B) transfers among the Company and its Subsidiaries;

(iv)                           make or authorize capital expenditures for property, plant and equipment, except (A) consistent in all material respects with the Company’s current plan that was previously made available to Parent and HoldCo, (B) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (whether or not covered by insurance) or (C) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (C) not to exceed $2 million in the aggregate;

(v)                              except as permitted under Section 5.1.2(iv), make any acquisition of (including by merger, consolidation or acquisition of stock or assets or otherwise), or make any investment in any interest in any Person or any division, business, property or assets thereof, except in the ordinary course of business (which for the avoidance of doubt and without limitation of the foregoing shall be deemed to include any acquisition of inventory in the ordinary course of business), if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries in connection with all such transactions would exceed $2 million;

(vi)                           other than as required pursuant to the terms of any Company Plan or other written agreement, in each case, in effect on the date of this Agreement, or the terms of this Agreement, (A) grant to any employee whose annual base salary exceeds $150,000, officer or director any increase in base salary, (B) grant to any officer, director or employee any increase in severance, retention or termination pay or benefits, (C) establish, adopt, enter into or amend in any material respect any Collective Bargaining Agreement or Company Plan, (D) take any action to accelerate any rights or benefits under any Company Plan other than the acceleration of vesting or exercisability of Company Stock Options or Company Restricted Shares, (E) enter into, adopt or amend any employment, individual consulting, bonus, severance or retirement Contract other than offer letters with any non-officer employee (that do not provide for equity-based compensation or severance benefits) in the ordinary course of business, (F) terminate any officer or senior manager, other than for cause, (G) hire any employee who is an officer; provided, however, that the foregoing shall not restrict the Company or any of its Subsidiaries from making available to newly hired employees, or to employees who are not officers and who have a base salary of less than $150,000, in the context of promotions based on job performance or workplace requirements, compensation and benefits under the Company Plans, in each case, in the ordinary course of business and in accordance with the terms of the Company Plans (including cash incentive grants, but excluding equity or equity-based compensation grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(vii)                        make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required (A) by GAAP (or any interpretation thereof), (B) by any applicable Law, including Regulation S-X under the Securities Act, or (C) by any Governmental Authority or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(viii)                     amend the Company Charter Documents or amend in any respect the comparable organizational documents of any Subsidiary of the Company;

(ix)                           grant any Lien (other than Permitted Liens) on any of its material assets other than (A) to secure Indebtedness and other obligations permitted under Section 5.1.2(ii) or (B) to a wholly owned Subsidiary of the Company;

(x)                              settle or compromise any material pending or threatened Action, other than settlements or compromises of any pending or threatened Action (A) in the ordinary course of business, (B) subject to Section 5.9, which relates to this Agreement or the Transactions or (C) if the amount of any such settlement or compromise is individually not material to the Company and its Subsidiaries, taken as a whole; provided that no settlement or compromise of any pending or threatened Action may involve any material injunctive or equitable relief or impose material restrictions on, and adverse to, the business activities of the Company and its Subsidiaries, taken as a whole;

(xi)                           except in the ordinary course of business, make or change (or file a request to make any such change) any material method of Tax accounting, any annual Tax accounting period or any material Tax election; file any material amendment to a federal, state, local, foreign or other Tax Return; settle any claim or assessment in respect of Taxes other than any individual claim or assessment less than $500,000; or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes;

(xii)                        except as permitted under Section 5.1.2(iv) or (vi) (A) enter into any Contract that would have been a Material Contract if it had been in effect as of the date of this Agreement (other than pursuant to Section 3.16.1(iii) solely with respect to Contracts resulting in payments to or by the Company to the extent entered into in the ordinary course of business), (B) extend or renew any Material Contract or any Contract that would have been a Material Contract if it had been in effect as of the date of this Agreement (other than pursuant to Section 3.16.1(iii) solely with respect to Contracts resulting in payments to or by the Company, to the extent such extensions or renewals are entered into in the ordinary course of business), or (C) otherwise modify or amend in a manner materially adverse to the Company or waive any material rights or obligations under any Material Contract or any Contract that would have been a Material Contract if it had been in effect as of the date of this Agreement, in any manner that would be adverse to the Company in any material respect;

(xiii)                     enter into any new line of business outside its existing business as of the date of this Agreement;

(xiv)                    adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganizational document;

(xv)                       enter into or adopt any “poison pill” or similar stockholder rights plan; or

(xvi)                    authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

5.1.3                  Except as required by applicable Law, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement may be terminated pursuant to Section 7.1), the Company shall promptly notify Parent in writing of any material developments in the audit relating to Tax matters of The Sleep Train, Inc. The Company shall promptly provide, or shall cause to be provided, to Parent copies of all material correspondence with any relevant Tax authority regarding such audit or other similar administrative proceeding in relation to The Sleep Train, Inc.

5.1.4                  Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.2                            No Solicitation; Change in Recommendation

5.2.1                  Except as expressly permitted by this Section 5.2, the Company shall, and shall cause each of its Affiliates and its Representatives to, (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and on the second Business Day after the date of this Agreement, if not already done prior to the date of this Agreement, instruct any Person who entered into a confidentiality agreement with the Company that has not expired or been terminated in connection with any actual or potential Acquisition Proposal to return or destroy all such information or documents in accordance with the terms of such confidentiality agreement, (ii) release any third party from any standstill provision in any agreement to which the Company or any of its Subsidiaries is a party on the second Business Day after the date of this Agreement and (iii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 7, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (B) other than informing Persons of the provisions contained in this Section 5.2, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, an Acquisition Proposal or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to, or take any action to support or in furtherance of, an Acquisition Proposal. Except to the extent necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 5.2 (and in such case only in accordance with the terms hereof), (i) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any confidentiality provision in any agreement to which the Company or any of its Subsidiaries is a party and (ii) the Company shall, and shall cause its Subsidiaries to, enforce the confidentiality provisions of any such agreement, and the Company shall, and shall cause its Subsidiaries to, immediately take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates, under any such provisions. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.2 applicable to the Company by any of the Company’s Affiliates or any of its other Representatives to the extent acting on its behalf or at its instruction shall be deemed to be a breach of this Section 5.2 by the Company.

5.2.2                  Notwithstanding anything to the contrary contained in Section 5.2.1 or any other provisions of this Agreement, if at any time from and after the date of this Agreement and prior to the Offer Acceptance Time, the Company receives a bona fide unsolicited written Acquisition Proposal from any Person, under circumstances not involving any breach of this Section 5.2, if the Company Board determines in good faith, after consultation with outside financial advisors and based on the advice of outside legal counsel, that (x) such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (y) in light of such Acquisition Proposal, the failure to take such action would reasonably be expected to constitute a violation of the Company Board’s fiduciary duties under applicable Law, then the Company may, directly or indirectly through its Representatives, (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person who has made such Acquisition Proposal; provided that the Company (1) shall not provide any non-public information concerning the Company or any of its Subsidiaries to such Person unless such non-public information has been previously provided to, or is substantially simultaneously provided to, Parent and (2) shall not provide to any such Person any non-public information of or relating to Parent, HoldCo, Merger Sub or any of their respective Affiliates or Representatives except as required by Law; and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal and such Person’s Representatives. For purposes of this Agreement, “Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains provisions that are not materially less favorable to the Company, taken as a whole, than those contained in the Confidentiality

Agreement (other than standstill restrictions), provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 5.2.

5.2.3                  The Company shall promptly (and in no event later than twenty-four hours after receipt) notify Parent (which notice shall be provided orally and in writing and shall identify the Person making the Acquisition Proposal and set forth in reasonable detail the material terms thereof) after receipt of any Acquisition Proposal, and shall promptly (and in no event later than twenty-four hours after receipt) provide copies to Parent of any written proposals or indications of interest with respect to any Acquisition Proposal, and/or draft agreements relating to any Acquisition Proposal (including any financing commitment papers submitted therewith). Without limiting the foregoing, the Company shall keep Parent informed of any material developments regarding any Acquisition Proposal (including by promptly (and in no event later than twenty-four hours after receipt) providing to Parent copies of any additional or revised written proposals or indications of interest with respect to such Acquisition Proposal, and/or draft agreements relating to such Acquisition Proposal) on a reasonably prompt basis (and in any event within twenty-four hours) and upon the request of Parent shall apprise Parent of the status of such Acquisition Proposal. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing any information to Parent in accordance with this Section 5.2.

5.2.4                  Except as expressly permitted by Section 5.2.5, the Company Board shall not (i) (A) fail to include the Company Board Recommendation in the Schedule 14D-9 or any amendment thereof, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation, (C) make any public statement in connection with any Acquisition Proposal (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in either case that includes a reaffirmation of the Company Board Recommendation), (D) adopt, approve, recommend, endorse or otherwise declare advisable or publicly propose to adopt, approve, recommend, endorse or otherwise declare advisable to stockholders of the Company an Acquisition Proposal, or (E) fail to publicly recommend against an Acquisition Proposal and reaffirm the Company Board Recommendation within the earlier of three (3) Business Days prior to the then scheduled Expiration Time or ten (10) Business Days of the public disclosure of such Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.2.2).

5.2.5                  Notwithstanding anything to the contrary set forth in this Agreement, prior to the Offer Acceptance Time, the Company Board may make a Company Adverse Recommendation Change if (i) after receiving a bona fide Acquisition Proposal that did not arise from a breach of this Section 5.2, the Company Board has determined in good faith, (I) after consultation with its outside legal counsel, that in light of such Acquisition Proposal, the failure to so make a Company Adverse Recommendation Change would reasonably be expected to constitute a violation of the Company Board’s fiduciary duties, and (II) after consultation with outside financial advisors and outside legal counsel, such Acquisition Proposal constitutes a Superior Proposal or (ii) in the absence of an Acquisition Proposal, due to events, facts or developments not known by the Company, or in the Company Board’s estimation, not reasonably likely to occur (or the consequences of which were not known by the Company or, in the Company Boards estimation, not reasonably likely to occur) as of the date of this Agreement, the failure to make a Company Adverse Recommendation Change would reasonably be expected to constitute a violation of the Company Board’s fiduciary duties; provided, however, that, prior to making such Company Adverse Recommendation Change, (1) the Company has given Parent at least four (4) days’ prior written notice of its intention to take such action (which notice, in the case of clause (i), shall include a copy of the Superior Proposal and a copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto), (2) to the extent requested by Parent, the Company and its officers and directors have negotiated, and the Company has used reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent during such notice period to enable Parent to propose revisions to the terms of this Agreement such that it would cause a Superior Proposal to no longer constitute a Superior Proposal or would no longer reasonably be expected to constitute a violation of the Company  Board’s fiduciary duties, as the case may be, (3) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed by Parent, and shall have determined, in good faith, after consultation with its outside financial advisors and outside legal counsel, that a Superior Proposal would nevertheless continue to constitute a Superior Proposal or the failure to make a Company Adverse Recommendation Change would nevertheless continue to reasonably be expected to constitute a violation of the Company Board’s fiduciary duties, as the case may be, if the revisions proposed by Parent were to be given effect, and (4) in the event of each and every change to any of the terms of a Superior Proposal, the Company shall provide to Parent notice of such change and, if such change is material (provided that any change that, individually or in the aggregate with other elements of the Acquisition Proposal, could cause the Company Board to determine a Company Adverse Recommendation Change shall be deemed to be material), shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new notice period under clause (1) of this proviso shall commence (except that the Company shall only be required to provide Parent at least two (2) days’ prior written notice), during which time the Company shall be required to comply with the requirements of this Section 5.2.5 anew with respect to such additional notice, including clauses (1) through (4) above of this proviso.

5.2.6                  Nothing contained in this Section 5.2 or in Section 5.10 (Stock Exchange De-listing) shall prohibit the Company or the Company Board from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act if, in the Company Board’s determination in good faith based on the advice of outside counsel, the failure to so disclose would reasonably be expected to constitute a violation of the Company Board’s fiduciary duties under applicable Law or its obligations under applicable federal securities Law, provided that any such position or disclosure (other than any stop, look and listen communication that includes a reaffirmation of the Company Board Recommendation) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly and concurrently reaffirms the Company Recommendation.

5.2.7                  For purposes of this Agreement, “Acquisition Proposal” means (i) any inquiry, proposal or offer for or with respect to (or expression of interest by any Person that it is considering or may engage in) a merger, joint venture, partnership, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, business combination or similar transaction, (ii) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any Person that is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, 10% or more of the outstanding Company Common Stock or other securities of the Company representing 10% or more of the total voting power of the Company, or (iii) any inquiry, proposal or offer to (or expression by any Person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture or partnership, representing 10% or more of the consolidated total assets (including equity securities of its Subsidiaries), revenues or net income of the Company, in each case, other than the Transactions.

5.2.8                  For purposes of this Agreement, “Superior Proposal” means a bona fide unsolicited written Acquisition Proposal that does not arise from a breach of this Section 5.2 (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 55% of the outstanding Company Common Stock or more than 55% of the assets of the Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the Person making such Acquisition Proposal, (iii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors (taking into account any changes to this Agreement proposed by Parent in response to such Acquisition Proposal, and all financial, legal, regulatory and other aspects of such Acquisition Proposal, including all conditions contained therein, the form of consideration offered and the Person making such proposal, and this Agreement), is more favorable to the stockholders of the Company from a financial point of view than the Offer and the Merger and (iv) the definitive documentation in respect of which does not contain any due diligence or financing condition (other than any financing condition relating to receipt of committed financing on a certain funds basis, consistent with United States or United Kingdom custom).

5.3                            Efforts

5.3.1                  Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws, which are dealt with in Sections 5.3.2 and 5.3.4 below. Subject to applicable Laws relating to the exchange of information, Parent, HoldCo and the Company shall have the right to review in advance, and to the extent practicable Parent, HoldCo and the Company will consult with the other party on and consider in good faith the views of the other party in connection with, all of the information relating to Parent, HoldCo or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written material submitted to, any third party or Governmental Authority in connection with the Transactions as required pursuant to this Section 5.3.1.

5.3.2                  Each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all other necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all other necessary registrations and filings (including other filings with Governmental Authorities, if any), (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the refinancing of the Company’s Indebtedness as contemplated by Section 5.12 hereof at the Effective Time, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

5.3.3                  Each of Parent and the Company shall (i) promptly make or cause to be made the filings required of such party or any of its Subsidiaries under the HSR Act with respect to the transactions contemplated by this Agreement and (ii) cooperate with the other party in connection with any such filing, and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal or state statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade with respect to any such filing or any such transaction. Each party shall promptly inform the other party of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Authority regarding any such filings or any such transaction. Neither party shall participate in any meeting, with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other party notice of the meeting, if legally permissible, and, to the extent permitted by such Governmental Authority, the opportunity to attend and participate.

5.3.4                  Each of Parent and the Company shall use their reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or any state statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade with respect to the transactions contemplated hereby as promptly as possible after the execution of this Agreement.

5.3.5                  Notwithstanding anything to the contrary in Sections 5.3.2, 5.3.3 or 5.3.4, (i) neither Parent nor any of its Subsidiaries shall be required to divest, or cause or permit the Company or its Subsidiaries or Affiliates to divest, any of their respective businesses, product lines or assets, or to accept any operational restriction, or take any other action that would reasonably be expected to limit the right of Parent to own or operate any portion of the businesses of Parent, the Company or any of their Subsidiaries or Affiliates, (ii) none of Parent, HoldCo or Merger Sub shall be required to waive any of the Offer Conditions and (iii) Parent shall not, and shall cause its Affiliates to not, prior to the expiration of the HSR waiting period with respect to the Transactions, execute and deliver a definitive agreement in respect of any transaction that would be reportable under the HSR Act and that would reasonably be expected to materially increase the risk that the Transactions fail to occur prior to the Outside Date.

5.4                            Public Announcements

Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in, and made in compliance with, Section 5.2. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by Parent and the Company (the “Announcement”). Notwithstanding the foregoing, this Section 5.4 shall not apply to any press release or other public statement made by the Company or Parent that (a) is consistent with the Announcement and the terms of this Agreement and does not contain any material information relating to the Company that has not been previously announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business and does not relate specifically to the signing of this Agreement or the transactions contemplated by this Agreement.

5.5                            Access to Information; Confidentiality

Subject to applicable Law, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.1, upon reasonable notice, the Company shall, and shall cause its Subsidiaries to, afford to Parent and Parent’s Representatives reasonable access, during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company and its Subsidiaries, to the Company’s officers, employees, agents, properties, books, Contracts and records  and the Company shall furnish promptly to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided,  however, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment (after consultation with its outside counsel), that doing so is reasonably likely to (i) violate applicable Law or an applicable Judgment, (ii) violate a Contract or binding obligation of confidentiality owing to a third party, (iii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege or (iv) result in damage to property or if such access is for the purpose of performing any onsite procedure or investigation (including any intrusive onsite environmental investigation or study); provided, further, however, that in the case of clauses (i) and (ii), the Company shall (A) advise Parent of the nature of any information or documents withheld by the Company or any of its Subsidiaries, (B) use its reasonable best efforts to obtain any required consents to provide such information, and (C) otherwise use its reasonable best efforts to institute appropriate substitute disclosure arrangements (such as the redaction of identifying or confidential information, entry into a joint defense agreement or other agreement or by providing such access or information solely to outside counsel to avoid the loss of attorney-client privilege). All requests for information made pursuant to this Section 5.5 shall be directed to the executive officer or other Person designated by the Company. Until the Effective Time, all such information provided will be subject to the terms of the Confidentiality Agreement. No investigation by Parent or its Representatives shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in this Agreement.

5.6                            Indemnification and Insurance

5.6.1                  Parent agrees that all rights to indemnification, advancement of expenses and exculpation by the Company and its Subsidiaries now existing in favor of each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (each, a “D&O Indemnified Party”) under the DGCL or any other Applicable Law or as provided in the Company Charter Documents or any such Subsidiary’s organizational or governing documents, as in effect on the date hereof, or pursuant to any other agreements in effect on the date of this Agreement, shall remain in full force and effect in accordance with their terms and will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time (the “D&O Coverage Period”) (and, in the event that any relevant proceeding is pending or asserted or any relevant claim made during such period, until the final disposition of such proceeding or claim).

5.6.2                  For the six (6)-year period commencing immediately after the Effective Time, the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time (including the Transactions) with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of this Agreement (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy), so long as the Surviving Corporation is not required to pay an annual premium in excess of 125% of the last annual premium paid by the Company for such insurance before the date of this Agreement (such 125% amount, the “Maximum Premium”). The Company shall have the right prior to the Effective Time to purchase a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions, so long as the effective annual premium under such policy does not exceed the Maximum Premium. If such prepaid “tail policy” has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.6.2 and the Surviving Corporation shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

5.6.3                  The provisions of this Section 5.6 are (i) intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter Documents, by contract or otherwise. The obligations of the Surviving Corporation under this Section 5.6 shall not be terminated or modified in such a manner as to adversely affect the rights of any D&O Indemnified Party to whom this Section 5.6 applies unless (x) such termination or modification is required by applicable Law or (y) the affected D&O Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the D&O Indemnified Party to whom this Section 5.6 applies shall be third party beneficiaries of this Section 5.6).

5.6.4                  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.6 is not prior to or in substitution for any such claims under such policies.

5.6.5                  This Section 5.6 shall be binding on all successors and assigns of Merger Sub, the Company and the Surviving Corporation.

5.7                            Rule 16b-3

Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act (and by each entity reporting as a director by deputization under Section 16 of the Exchange Act) to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.8                            Employee Matters

5.8.1                  Subject to any applicable Collective Bargaining Agreements, until December 31, 2017, Parent shall, and shall cause the Surviving Corporation to, provide (i) base salary or hourly wage rate and target bonus opportunity amount to each person who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”) while remaining employed that are no less favorable, in each case, than those in effect immediately prior to the Effective Time, (ii) severance benefits to each Continuing Employee that are no less favorable than those that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect immediately prior to the Effective Time and set forth in Schedule 5.8.1 of the Company Disclosure Letter and (iii) employee benefits (excluding severance) that are no less favorable in the aggregate to those provided to the Continuing Employees immediately prior to the Effective Time (except that this subsection (iii) shall not preclude changes to employee benefits (excluding severance) that are reasonable and made in the ordinary course of business consistent with past practices for the new year commencing January 1, 2017), provided that nothing herein shall preclude the Parent, HoldCo and Merger Sub or the Surviving Corporation from changing terms and conditions of employment (other than with respect to compensation and benefits, or as may be required by Law or Collective Bargaining Agreements) or terminating the employment of any employee at any time after the Closing.

5.8.2                  Without limiting the generality of Section 5.8.1, from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, honor in accordance with their terms all the Company Plans. Parent hereby acknowledges that the consummation of the Transactions constitutes a “change in control” or “change of control” (or a term of similar import) for purposes of any Company Plan that contains a definition of “change in control or “change of control” (or a term of similar import), as applicable. With respect to all employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) (including any vacation, paid time-off and severance plans)  of the Surviving Corporation or its Subsidiaries in which Continuing Employees are eligible to participate from and after the Effective Time, for all purposes, including determining eligibility to participate, vesting, and, with respect to any vacation, paid time-off or severance plans, rate of benefit accruals, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as credited service under such plans; provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service, (ii) for purposes of any plan or arrangement that is grandfathered or frozen, either with respect to the level of benefits or participation or (iii) to the extent that such service was not recognized for a similar type of benefit by the Company. The Continuing Employees of the Surviving Corporation and its Subsidiaries will receive comparable credit if they participate in any Parent employee benefit plan.

5.8.3                  Without limiting the generality of Section 5.8.1, Parent shall, or shall cause the Surviving Corporation to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Corporation or any of its Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Corporation to, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

5.8.4                  The provisions of this Section 5.8 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.8 is intended to, or shall, (i) constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise or (ii) prevent the modification, termination or amendment of any benefit plan, program, arrangement or agreement in the sole discretion of the Parent and the Surviving Corporation and its Subsidiaries. No current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof or confer upon such individual the right to continue employment with the Parent, or the Surviving Corporation and its Subsidiaries following the Effective Time, or interfere with any right or ability of the Parent or the Surviving Corporation and its Subsidiaries to terminate the employment of any employee for any reason or no reason following the Effective Time.

5.9                            Notification of Certain Matters; Stockholder Litigation

Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (a) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent, (b) any Actions commenced or, to such party’s Knowledge, threatened against such party which relates to this Agreement or the Transactions and (c) any fact, event or circumstance that (i) has had or would reasonably be expected to result in any Material Adverse Effect or Parent Material Adverse Effect, as applicable, or (ii) is reasonably likely to result in the failure of any of the Offer Conditions or any of conditions set forth in Section 6 to be satisfied; provided, however, that no such notification (or failure to provide such notification) shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder. The Company shall give Parent the opportunity to participate in the defense and settlement of any litigation against the Company or its directors relating to this Agreement or the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

5.10                     Stock Exchange De-listing

Prior to the Closing Date, the Company shall cooperate with Parent and shall use its reasonable best efforts to cause the Company Common Stock to be de-listed from NASDAQ and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

5.11                     Rule 14d-10 Matters

Prior to the Offer Acceptance Time, the Compensation Committee of the Company Board (the “Compensation Committee”) will cause each employment compensation, severance or other employee benefit arrangement that is entered into by the Company or a Subsidiary after the date of this Agreement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

5.12                     Financing

5.12.1           Parent, HoldCo and Merger Sub shall use their, and shall cause their Affiliates (and each of their respective officers, managers, employees, agents and other similar representatives) to use their, reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing as promptly as reasonably practicable on the terms and conditions contained in the Facilities Agreement, including using reasonable best efforts to (i) satisfy on a timely basis all conditions applicable to Parent, HoldCo, Merger Sub or Company (or their Affiliates) in the Facilities Agreement, (ii) comply with its and their obligations under the Facilities Agreement to consummate the Financing no later than the Closing and (iii) enforce its and their rights under the Facilities Agreement. In the event that all conditions to the Facilities Agreement have been satisfied, Parent, HoldCo and Merger Sub shall use their reasonable best efforts to cause the Financing Sources providing such Financing to fund the Financing required to consummate the Transactions upon the terms set forth herein on the Closing Date (including by taking enforcement action to cause such lenders and other persons providing such Financing to fund such Financing).

5.12.2           None of Parent, HoldCo or Merger Sub shall, without the prior consent of the Company, amend, replace, supplement or modify or waive any provision or remedy under, the Facilities Agreement or any other definitive agreements relating to the Financing without first obtaining Company’s prior written consent to the extent such amendment, replacement, supplement or modification would (i) reduce the aggregate amount of cash proceeds available under the Financing to fund the amounts required to be paid by Parent, HoldCo or Merger Sub under this Agreement below the amount required to consummate the Transactions, (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing in a manner that would prevent, delay, impair or make less likely the availability of the Financing on the Closing Date or (iii) amend or modify any other term in a manner that would prevent, delay, or impair the ability of Parent, HoldCo, or Merger Sub to consummate the Transactions or would adversely impact the availability of the Financing on the

Closing Date in any respect or that is otherwise adverse to the Company or adversely impact the ability of Parent or HoldCo to enforce its rights against the other parties to the Facilities Agreement.

5.12.3           Parent, HoldCo and Merger Sub shall give the Company prompt written notice of any material breach or default by any party to the Facilities Agreement, in each case, of which Parent becomes aware and shall keep Company reasonably apprised of all other material developments relating to the Financing. Upon the request of the Company, Parent, HoldCo and Merger Sub shall otherwise promptly keep the Company reasonably informed of the status of Parent’s, HoldCo’s and Merger Sub’s efforts to satisfy the conditions to obtaining the Financing on the Closing Date and to arrange the Financing (including as to any assignments of commitments made by the Financing Sources on or prior to the Closing).

5.12.4           In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Facilities Agreement, Parent, HoldCo and Merger Sub shall promptly, and in any event within two Business Days, notify Seller and shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms that will still enable Parent, HoldCo and Merger Sub to consummate the Transactions contemplated by this Agreement upon the terms set forth herein as promptly as practicable following the occurrence of such event, but no later than the Outside Date; provided that, subject to the last sentence of this Section 5.12.4, none of Parent, HoldCo or Merger Sub shall be required to pay any fees or any interest rates applicable to the Alternative Financing materially in excess of those contemplated by the Facilities Agreement (whether to secure waiver of any conditions contained therein or otherwise). Parent shall deliver to Company true and complete copies of all agreements (including any fee letter) pursuant to which any such alternative source shall have committed to provide the Alternative Financing in respect of all or any portion of the Financing. In the event any Alternative Financing source is obtained, (i) any reference in this Agreement to the “Financing” shall include the Alternative Financing, (ii) any reference in this Agreement to the “Facilities Agreement” shall be deemed to include any commitment letter in respect of the Alternative Financing and (iii) any reference in this Agreement to “fee letter” shall be deemed to include any fee letter relating to the Alternative Financing. Parent, HoldCo and Merger Sub shall refrain (and shall use its reasonable best efforts to cause their Affiliates, and its and their officers, managers, employees, agents and other similar representatives to refrain) from taking, directly or indirectly, any action that would reasonably be expected to result in a failure to satisfy any of the conditions contained in the Facilities Agreement. For the avoidance of doubt, failure to obtain all or any portion of the Financing (or any alternative financing) shall not relieve or alter the obligations of Parent, HoldCo and Merger Sub to consummate the Transactions.

5.12.5           Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause its and their respective officers, managers, employees, consultants, counsel, accountants, agents, advisors and other similar representatives (the “Company’s Representatives”) to use their reasonable best efforts to provide such cooperation that is reasonable and customary in connection with the Financing (or Alternative Financing) as may be reasonably requested by Parent, HoldCo or Merger Sub (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), which shall include, in any event, to the extent reasonably necessary to satisfy conditions precedent or covenants in the Facilities Agreement using reasonable best efforts to: (i) reasonably assist Parent, HoldCo and Merger Sub in their preparation of customary materials for rating agency presentations required under the Facilities Agreement to obtain the Financing, (ii) furnish Parent and the Financing Sources with such documentation and other information about the Company or its Subsidiaries in the Company’s or its Subsidiaries’ possession, custody or control which Parent has reasonably requested in writing at least ten (10) Business Days in advance of the Closing that is required by regulatory authorities in connection with applicable “know your customer” and anti-money laundering rules and regulations (including the U.S.A. Patriot Act of 2001) in connection with the Financing (or Alternative Financing), (iii) obtain from the Company’s existing lenders customary payoff documents as reasonably requested by Parent in connection with the Financing and collateral arrangements thereunder, including customary payoff letters, lien releases, instruments of termination or discharges and (iv) permitting officers of the Company or its Subsidiaries who will be officers after the Closing Date to execute and deliver any definitive financing documents or other certificates or documents as may be reasonably requested by Parent, HoldCo or Merger Sub to obtain the Financing.

5.12.6           Nothing contained in Section 5.12.5 shall require any of the Company or its Subsidiaries to (i) pay any commitment or similar fee or incur any liability in connection with the Financing prior to the Closing Date, (ii) be an issuer or other obligor with respect to the Financing prior to the Closing Date, (iii) deliver or obtain opinions of internal or external counsel, (iv) provide access to or disclose information where the Company determines that such access or disclosure could jeopardize the attorney-client privilege or contravene any law or regulation to which they are subject or any contract or agreement to which it or any of the Company or its Subsidiaries is a party, (v) deliver any audited financial statements, to the extent not already available to the Company or its Subsidiaries or (vi) waive or amend any terms of this Agreement or any other contract or agreement to which any of the Company or its Subsidiaries is party. Furthermore, notwithstanding anything to the contrary set forth herein, (1) the cooperation under Section 5.12.5 shall not unreasonably disrupt the operations of the Company or its Subsidiaries, (2) no such cooperation shall be required to the extent it would (y) cause any condition to the Closing to not be satisfied or (z) cause any breach or default under this Agreement and (3) the Company and its Subsidiaries and their respective directors, managers, officers or employees shall not be required to execute, deliver or enter into, or perform any contract, agreement, document or instrument with respect to the Financing (other than the authorization letters contemplated in Section 5.12.5), including any definitive agreement with respect to the Financing, that is not contingent upon the Closing or that would be effective prior to the Closing, and the directors and managers of the Company and its Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, in each case, which are effective prior to the Closing.  All material, non-public information regarding the Company, its Subsidiaries or their respective Affiliates pursuant to Section 5.12.5 shall be kept confidential in accordance with the Confidentiality Agreement, except for disclosure to potential lenders and investors as required in connection with the Financing subject to the recipients’ acceptance of, and agreement to, customary confidentiality terms reasonably acceptable to the Company. If this Agreement is terminated for any reason, Parent shall promptly, upon the request of the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company in connection with the cooperation of the Company and its Subsidiaries contemplated by Section 5.12.5. In the event that the Closing does not occur, Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Affiliates from and against any and all liability, obligation, loss, claim or damage suffered or incurred by them in connection with the arrangement of the Financing (including any action taken in accordance with Section 5.12.5) and any information utilized in connection therewith, except to the extent any of the forgoing arise from the bad faith, gross negligence or willful and intentional misconduct of, or material breach of this Agreement by the Company. The obligations of Parent in the immediately preceding two sentences shall survive the Closing or termination of this Agreement.

5.12.7           The Company consents to the limited use of its name(s) and associated logos solely in connection with written marketing materials to be used in arranging the Financing or Alternative Financing; provided, that, in no event shall such names and logos be used in a manner that is intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their other respective Intellectual Property rights.

5.13                     FIRPTA Certificate

On or prior to the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, but no more than thirty (30) days prior to the Closing Date, the Company shall deliver to HoldCo a certificate, under penalties of perjury, certifying that interests in the Company are not “United States real property interests” (as defined in Section 897(c)(1) of the Code)  in form and substance as required under section 1.897-2(h) and 1.1445-2(c)(3) of the United States Treasury Regulations.

5.14                     HoldCo Authorization

HoldCo, in its capacity as sole stockholder of Merger Sub, shall approve and adopt this Agreement by written consent immediately following execution of this Agreement.

5.15                     Offer Documents

5.15.1           The Offer Documents (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the time filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent, HoldCo and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of the Company or any Affiliates thereof expressly for inclusion or incorporation by reference in the Offer Documents.

5.15.2           None of the information supplied or to be supplied in writing by or on behalf of the Company expressly for inclusion or incorporation by reference in the Offer Documents (including any amendment or supplement thereto) will, at the time such Offer Documents (or any amendment or supplement thereto) are filed with the SEC or at the time such Offer Documents (or any amendment or supplement thereto) are first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

5.16                     Schedule 14D-9

5.16.1           The Schedule 14D-9 (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the time it is filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of Parent, HoldCo or Merger Sub or any Affiliates thereof expressly for inclusion or incorporation by reference in the Schedule 14D-9.

5.16.2           None of the information supplied or to be supplied in writing by or on behalf of Parent, HoldCo or Merger Sub expressly for inclusion or incorporation by reference in the Schedule 14D-9 (including any amendment or supplement thereto) will, at the time the Schedule 14D-9 (or any amendment or supplement thereto) is filed with the SEC or at the time the Schedule 14D-9 (or any amendment or supplement thereto) is first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

6                                      Conditions to the Merger

6.1                            Conditions to Each Party’s Obligation to Effect the Merger

The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

6.1.1                  No Restraints

No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority or any applicable Law (collectively, “Restraints”) shall be in effect enjoining or otherwise prohibiting consummation of the Merger; and

6.1.2                  Consummation of Offer

Merger Sub shall have irrevocably accepted for payment all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer.

7                                      Termination

7.1                            Termination

This Agreement may be terminated and the Transactions abandoned at any time prior to the Offer Acceptance Time (except as otherwise expressly noted):

7.1.1                  by the mutual written consent of the Company and Parent;

7.1.2                  by either of the Company or Parent:

(i)                                  if (A) the Offer Acceptance Time shall not have occurred on or prior to November 30, 2016 (“Outside Date”) or (B) the Offer shall have expired pursuant to its terms and the terms of this Agreement (without being extended in accordance with this Agreement) without Merger Sub having irrevocably accepted for payment the shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer in accordance with this Agreement; provided that the right to terminate this Agreement under this Section 7.1.2(i) shall (1) not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been the proximate and principal cause to the events specified in this Section 7.1.2(i) (it being understood that Parent, HoldCo and Merger Sub shall be deemed a single party for purposes of the foregoing proviso) and (2) be subject to the proviso set forth in Section 7.1.4(iii); or

(ii)                               if any Restraint having the effect set forth in paragraph (b) of Annex I shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1.2(ii) shall have used the required efforts to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement.

7.1.3                  by Parent:

(i)                                  if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in paragraph (d), (e) or (f) of Annex I and (B) is incapable of being cured or, if capable of being cured by the Outside Date, the Company (1) shall not have commenced good faith efforts to cure such breach or failure to perform within 20 calendar days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1.3(i) and the basis for such termination or (2) is not thereafter continuing to take good faith efforts to cure such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1.3(i) if Parent, HoldCo or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii)                               if a Company Adverse Recommendation Change shall have occurred (whether or not in compliance with Section 5.2).

7.1.4                  by the Company:

(i)                                  if Parent, HoldCo or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (1) would give rise to a Parent Material Adverse Effect and (2) is incapable of being cured or, if capable of being cured by the Outside Date, Parent, HoldCo and Merger Sub (x) shall not have commenced good faith efforts to cure such breach or failure to perform within 20 calendar days following receipt by Parent, HoldCo or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention  to terminate this Agreement pursuant to this Section 7.1.4(i) and the basis for such termination or (y) are not thereafter continuing to take good faith efforts to cure such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1.4(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(ii)                               if Merger Sub shall have failed to commence the Offer in accordance with Section 1.1.1 within five (5) days of the time period specified therein; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1.4(ii) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(iii)                            if (A) the conditions set forth in Annex I have been satisfied or waived at the Expiration Time (other than those conditions that by their nature are to be satisfied at the Offer Acceptance Time, but subject to such conditions being able to be satisfied), and (B) Merger Sub shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer pursuant to Section 1.1.2 within three (3) Business Days following the Expiration Time; provided that, during this three (3) Business Day period this Agreement may not be terminated pursuant to Section 7.1.2(i); or

(iv)                           if a Company Adverse Recommendation Change shall have occurred in compliance with Section 5.2, and in connection with such termination the Company shall have entered into a definitive transaction agreement relating to the Superior Proposal at substantially the same time.

7.2                            Effect of Termination

In the event of the valid termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 7.2 and 7.3 and Section 8), and there shall be no liability on the part of Parent, HoldCo, Merger Sub or the Company or their respective directors, officers and Affiliates, and no such termination shall relieve any party from liability for damages to another party resulting from a Willful Breach of this Agreement or from fraud.

7.3                            Termination Fee

7.3.1                  In the event that:

(i)                                  this Agreement is terminated by the Company or Parent pursuant to Section 7.1.2(i) (as a result of a breach by the Company of Section 5.2); provided that (A) at the time of termination the Company shall not have been entitled to terminate this Agreement pursuant to Section 7.1.4(iii), (B) a bona fide Acquisition Proposal shall have been publicly made, proposed or communicated to the Company (or shall have otherwise become publicly known) after the date of this Agreement and not withdrawn prior to the time of termination and (C) within 12 months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to an Acquisition Proposal and, at any time thereafter, consummates such Acquisition Proposal; provided that, for purposes of clauses (B) and (C) of this Section 7.3.1(i), the references to “10% or more” in the definition of Acquisition Proposal shall be deemed to be references to “45%”; or

(ii)                               this Agreement is terminated by Parent pursuant to Section 7.1.3(ii) or by the Company pursuant to Section 7.1.4(iv),

then, the Company shall pay the Company Termination Fee to Parent or its designee by wire transfer of same-day funds (within two (2) Business Days after such termination); it being understood that in no event shall the Company be required to pay the applicable Company Termination Fee on more than one occasion.

As used herein, “Company Termination Fee” shall mean a cash amount equal to $73,200,000.

7.3.2                  Each of the parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement. Accordingly, if the Company fails to timely pay any amount due pursuant to this Section 7.3 and, in order to obtain the payment, Parent commences an Action which results in a judgment against the Company, the Company shall pay the other party or parties, as applicable, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

7.3.3                  Each of the parties hereto acknowledges that in the event the Company Termination Fee becomes payable and is paid by the Company, the Company Termination Fee shall be Parent’s, HoldCo’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement; provided, however, this Section 7.3.3 shall not apply if there has been a Willful Breach by the Company of this Agreement; provided, further, that in the event the Termination Fee is paid and a Willful Breach is determined to have occurred, any damages payable in respect of such Willful Breach will be reduced (but not below zero) by the Termination Fee.

8                                      Miscellaneous

8.1                            No Survival of Representations and Warranties

None of the representations or warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

8.2                            Amendment or Supplement

Subject to compliance with applicable Law, at any time prior to the Offer Acceptance Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto. This Agreement may not be amended or supplemented after the Offer Acceptance Time. It is further agreed that the Financing Sources are intended to be third-party beneficiaries of, and shall be entitled to the protections of Section 8.9 as it relates to the Financing (or Alternative Financing) and Section 8.14, and as such, such provisions of this Agreement shall not be amended without the consent of the Financing Sources.

8.3                            Extension of Time, Waiver, Etc.

At any time prior to the Offer Acceptance Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent, HoldCo and Merger Sub shall be deemed a single party for purposes of the foregoing). Notwithstanding the foregoing, no failure or delay by the Company, Parent, HoldCo or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

8.4                            Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto; provided; however; Parent and HoldCo may assign, in its sole discretion, any or all of their rights, interests and obligations under this Agreement to any entity that is wholly-owned directly by Parent without the consent of the Company. No assignment by any party shall relieve such party of any of its obligations hereunder. Neither Parent nor HoldCo shall assign its rights or obligations under this Agreement to any Affiliates located in jurisdictions outside of the United States if any such assignment would increase the amount of withholding Taxes payable in connection with the Transactions. Subject to the immediately preceding three sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.4 shall be null and void.

8.5                            Counterparts

This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

8.6                            Entire Agreement; No Third Party Beneficiaries

This Agreement, together with the Company Disclosure Letter, (collectively, the “Related Documents”), constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof, including the Confidentiality Agreement. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Except as expressly provided for in Section 8.2 with respect to the Financing Sources, this Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for (each in accordance with the terms of this Agreement): (i) if the Offer Acceptance Time occurs, the right of the Company’s stockholders that validly tendered their shares of Company Common Stock in the Offer to receive the Offer Price in respect of such shares; (ii) if the Effective Time occurs, the right of the Company’s stockholders to receive the Merger Consideration; (iii) if the Effective Time occurs, the right of the holders of Company Stock Options and Company Restricted Shares to receive such amounts as provided for in Section 2.3; (iv) if the Effective Time occurs, the rights of the D&O Indemnified Parties set forth in Section 5.6 of this Agreement; and (v) the rights of the Company’s Subsidiaries and the respective Representatives of the Company and its Subsidiaries set forth in Section 5.6, which are intended for the benefit of the Persons and shall be enforceable by the Persons referred to in clauses (i) through (v) above.

8.7                            Governing Law; Jurisdiction

8.7.1                  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

8.7.2                  All Actions arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action. The consents to jurisdiction and venue set forth in this Section 8.7.2 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any such Action arising out or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10 of this Agreement or in such other manner as may be permitted by applicable Law. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

8.8                            Remedies

8.8.1                  The parties hereto agree that irreparable damage for which monetary relief (including any fees payable pursuant to Section 7.3), even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement. Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including any obligation to extend the Offer and, to the extent ordered by any of the courts described in Section 8.7.2, to recommence the Offer) in the courts described in Section 8.7.2 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 7.3 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the Transactions and without that right none of the Company, Parent or HoldCo would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law, other than an assertion that the exercise of specific performance was not effected in accordance with provisions of this Section 8.8. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.8 shall not be required to provide any bond or other security in connection with any such order or injunction.

8.8.2                  If a court of competent jurisdiction has declined to specifically enforce the obligations of Parent, HoldCo and Merger Sub pursuant to a claim for specific performance brought against Parent, HoldCo and Merger Sub, and has instead granted an award of damages for such alleged breach, the Company may enforce such award and accept damages for such alleged breach on behalf of its stockholders and employee equity award holders (which Parent, HoldCo and Merger Sub agree may include damages based upon a decrease in share value or lost premium as if the Company’s stockholders and employee equity award holders were third party beneficiaries to this Agreement).  Notwithstanding any other provision in this Agreement to the contrary, except to the extent provided for in Section 8.6, under no circumstances is it intended that, nor shall, any Person other than the Company have any right under this Agreement to pursue any claim or action against Parent, HoldCo or Merger Sub.

8.9                            WAIVER OF JURY TRIAL

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY

APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.9.

8.10                     Notices

All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed), emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent, HoldCo or Merger Sub, to it at:

Steinhoff International Holdings N.V.

Block D, De Wagenweg Office Park

Stellentia Road

Stellenbosch, South Africa

Attention:                    SJ Grobler

Facsimile: +27 21 808 0794

Email: stehan@steinhoff.co.za

with a copy (which shall not constitute notice) to:

Linklaters LLP

1345 Avenue of the Americas

New York, NY 10105

Attention:               Scott I. Sonnenblick

Peter Cohen-Millstein

Facsimile: 212-903-9100

Email: scott.sonnenblick@linklaters.com

peter.cohen-millstein@linklaters.com

If to the Company, to it at:

Mattress Firm Holding Corp.

5815 Gulf Freeway

Houston, Texas 77023

Attention:                President and Chief Executive Officer

Facsimile: 713-921-4053

Email: ken.murphy@mfrm.com

with a copy (which shall not constitute notice) to:

Mattress Firm Holding Corp.
5815 Gulf Freeway
Houston, Texas 77023
Attention:     General Counsel

Facsimile: 713-921-4053

Email: kindel.elam@mfrm.com

with a further copy (which shall not constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

Attention:     Christopher Comeau

Facsimile: 617-951-7050

Email: christopher.comeau@ropesgray.com

or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

8.11                     Definitions

8.11.1           As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Alternative Financing” means substitute financing in an amount sufficient to consummate the transactions contemplated hereby on terms and conditions no less favorable in any material respect than those set forth in the Facilities Agreement and otherwise reasonably satisfactory to Parent.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York or the State of Delaware are authorized or required by Law to be closed.

“Collective Bargaining Agreement” means a collective bargaining agreement, memorandum of understanding or similar agreement with any labor organization, labor union, works council, employee association or other employee representative to which the Company is a party.

“Commonly Controlled Entity” means any person or entity that, together with the Company or any of its Subsidiaries, is treated as a single employer or under common control under Section 4001 of ERISA.

“Company Charter Documents” means the Company’s certificate of incorporation and bylaws, each as amended to the date of this Agreement.

“Company Distribution Center Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any distribution center.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property, but excluding any Company Distribution Center Lease.

“Company Owned Intellectual Property” means any and all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Plan” means each (i) employee benefit plan within the meaning of Section 3(3) of ERISA, (ii) stock option, stock purchase, stock appreciation right or other stock-based agreement, program or plan, (iii) individual employment, severance, retention or other similar agreement or (iv) plan, program, policy, agreement or arrangement that provides for a bonus, sales commission or other incentive compensation, deferred compensation, profit-sharing, retirement benefit, post-retirement benefit, vacation or other paid time off, severance or termination pay, welfare benefit, tax gross up, section 125 benefit, medical care reimbursement, dependent care reimbursement, educational assistance, individual consulting or other material benefit or fringe benefit, in each case that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or has or may have any liability (contingent or otherwise) for the benefit of any current or former employees, directors or individual consultants of the Company or its Subsidiaries, other than the U.S. federal social security system or similar social insurance system, workers compensation, or governmental unemployment insurance program.

“Company Related Party” means the Company, its Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates.

“Company Stock Plan” means the Company’s 2011 Omnibus Incentive Compensation Plan.

“Confidentiality Agreement” means the non disclosure agreement dated October 6, 2015 between, amongst others, Steinhoff at Work (Pty) Ltd. and the Company.

“Data Protection Programs” means (i) all Laws and all self-regulatory programs in which the Company or any of its Subsidiaries have enrolled, (ii) the Payment Card Industry Data Security Standard and (iii) all published privacy policies and internal privacy policies and guidelines maintained or published by the Company or any of its Subsidiaries, in each case relating to privacy, data protection and data security.

“Encumbrance” means any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sale or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right-of-way or other title defect, third-party right or encumbrance of any kind or nature.

“Environmental Law” means any and all federal, state, local, provincial and foreign, civil and criminal laws, statutes, ordinances, orders, common law, codes, rules, regulations, Environmental Permits or legally-binding judgments, decrees, orders, or rules, in each case, relating to the protection of the environment or, with respect to exposure to hazardous or toxic substances, worker health and safety.

“Environmental Permit” means any governmental permit or license required under any applicable Environmental Laws for the activities of the business of the Company as currently conducted.

“Facilities Agreement” means the facilities agreement, dated on or about the date hereof, among Steinhoff Finance, as an original borrower, Steinhoff Alpha, as an original borrower, Stripes US Holding, Inc., as an original borrower, Steinhoff International Holdings N.V., as original guarantor, Steinhoff Europe, as the company, J.P. Morgan Europe Limited, as agent, and the arrangers and lenders party thereto.

“Financing” means the debt financing committed to be provided under the Facilities Agreement.

“Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Financing or Alternative Financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and other representatives and their respective successors and assigns.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization), whether federal, state or local, domestic, foreign or multinational.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: any patent (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent application or invention; any trademark, trademark registration, trademark application, servicemark, trade dress, trade name, business name or brand name and the goodwill connected with the use of and symbolized by the foregoing; any copyright, copyright registration, computer programs and software (including all source code and object code), design, design registration or database rights; any internet domain name; trade secret, confidential know-how, or other confidential and proprietary information.

“IRS” means the Internal Revenue Service.

“Knowledge” means (i) with respect to the Company, the actual knowledge, of the individuals listed on Schedule 8.11 of the Company Disclosure Letter and (ii) with respect to Parent, HoldCo or Merger Sub, the actual knowledge, of any of the officers or directors of Parent, HoldCo or Merger Sub.

“Lien” means any pledge, lien, charge, Encumbrance or security interest of any kind or nature.

“Major Default” has the meaning given to it in the Facilities Agreement.

“Material Adverse Effect” means any effect, change, event or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have: (i) a material adverse effect on the business, results of operations, assets, liabilities or financial condition of the Company and its Subsidiaries taken as a whole; (ii) any material impairment of the ability of the Company to perform its obligations under this Agreement; or (iii) any effect that prevents or materially delays the consummation of any of the transactions contemplated by this Agreement; provided, however, that none of the following, and no effect, change, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (A) any effect, change, event or occurrence generally affecting (1) the industry in which the Company and its Subsidiaries operate or (2) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, (B) any effect, change, event or occurrence to the extent arising out of, resulting from or attributable to (1) changes in Law or in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions, (2) the execution, announcement or performance of this Agreement, the consummation of the Transactions (other than for purposes of any representation or warranty contained in Sections 3.3.3 and 3.4) or the pendency of the Offer, the Merger or any of the other transactions contemplated by this Agreement, including the impact, contractual or otherwise, thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, (3) any change or prospective change in the Company’s credit ratings, (4) any decline in the market price, or change in trading volume, of the capital stock of the Company or (5) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (3), (4) and (5) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (5) hereof) is a Material Adverse Effect), (C) the matters disclosed in Schedule 3.16.3(vi) of the Company Disclosure Letter, or (D) compliance with the terms of this Agreement in a circumstance where the Company has requested from Parent, HoldCo or Merger that they consent pursuant to Section 5.1 to a particular action and Parent, HoldCo or Merger Sub denies consent to such action; provided, further, however, that any effect, change, event or occurrence referred to in clause (A) or clause (B)(1) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Midnight” means the last moment of a given day occurring before commencement of the next day. For example, a date of ‘Midnight on December 31, 2016’ would mean the last moment occurring after 11:59:59pm on December 31, 2016 before the date becomes January 1, 2017.

“Parent Material Adverse Effect” means any effect, change, event or occurrence that would prevent or materially delay, interfere with, hinder or impair (i) the consummation by Parent, HoldCo or Merger Sub of any of the Transactions contemplated by this Agreement, (ii) the ability of Parent, HoldCo or Merger Sub to perform its obligations under this Agreement or (iii) the compliance by Parent, HoldCo or Merger Sub with its obligations under this Agreement.

“Permitted Encumbrances” means (i) easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property and (iii) Permitted Liens.

“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings that operate to stay the enforcement of any Lien, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (iii) Liens securing payment, or any obligation, with respect to outstanding Indebtedness so long as there is no event of default under such Indebtedness, (iv) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (v) licenses granted to third parties in the ordinary course of business, (vi) Liens discharged at or prior to the Effective Time, (vii) statutory or contractual landlord liens and (viii) such other Liens, Encumbrances or imperfections that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Lien, Encumbrance or imperfection.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Information” means information pertaining to an individual that is regulated by one or more information privacy or security Laws.

“Registered Company Intellectual Property” means all patents, patent applications, registered copyrights, applications to register copyrights, registered marks (including trademarks, service marks, and trade dress, to the extent registered), applications to register marks and registered domain names that are owned by the Company or any of its Subsidiaries.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Steinhoff Alpha” means Steinhoff Möbel Holding Alpha GmbH, a company incorporated under the laws of Austria with registered number FN202439f.

“Steinhoff Europe” means Steinhoff Europe AG, a company incorporated under the laws of Austria with registered number FN38031d.

“Steinhoff Finance” means Steinhoff Finance Holding GmbH, a company incorporated under the laws of Austria with registered number FN345159m.

“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person and when used with respect to the Company, shall include SS Oyster Bay Realty, LLC.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Offer and the Merger.

“Willful Breach” means a material breach, or failure to perform, that is a consequence of an act or omission intentionally undertaken by the breaching party with the Knowledge that the taking of, or failure to take, such act would cause a material breach of this Agreement.

8.11.2           The following terms are defined on the page of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.11	Section

$8.13.1

Acceptable Confidentiality Agreement	5.2.2

Acquisition Proposal	5.2.7

Action	3.7

Agreement	Preamble

Announcement	5.4

Applicable Date	3.5.1

Appraisal Shares	2.6

Balance Sheet Date	3.5.3

Bankruptcy and Equity Exception	3.3.1

Book Entry Share	2.1.3

Terms Not Defined in this Section 8.11	Section

Capitalization Date	3.2.1

Certificate	2.1.3

Certificate of Merger	1.5

Closing	1.4

Closing Date	1.4

Code	1.1.9

Company	Preamble

Company Adverse Recommendation Change	5.2.4

Company Board	Preamble

Company Board Recommendation	3.3.2

Company Common Stock	Recitals

Company Disclosure Letter	Section 3

Company Preferred Stock	3.2.1

Company Restricted Share	2.3.2

Company SEC Documents	3.5.1

Company Securities	3.2.2

Company Stock Option	2.3.1

Company Termination Fee	7.3.1

Company’s Representatives	5.12.5

Compensation Committee	5.11

Continuing Employee	5.8.1

Contract	3.3.3

DGCL	Recitals

dollars	8.13.1

D&O Coverage Period	5.6.1

D&O Indemnified Party	5.6.1

Effective Time	1.5

Exchange Act	1.1.2

Exchange Fund	2.2.1

Expiration Time	1.1.4

Filed SEC Documents	Section 3

Terms Not Defined in this Section 8.11	Section

HoldCo	Preamble

Indebtedness	5.1.2(ii)

Initial Expiration Time	1.1.4

Judgment	3.7

Laws	3.8.1

Material Contract	3.16.2

Maximum Premium	5.6.2

Merger	Recitals

Merger Consideration	2.1.3

Merger Sub	Preamble

Minimum Condition	Annex I

NASDAQ	1.1.5(ii)

OFAC	3.8.3

Offer	Recitals

Offer Acceptance Time	1.1.2

Offer Conditions	1.1.2

Offer Documents	1.1.8

Offer Price	Recitals

Offer to Purchase	1.1.3

Other Information	4.10

Outside Date	7.1.2(i)

Owned Real Property	3.15.1

Parent	Preamble

Paying Agent	2.2.1

Permits	3.8.1

Projections	4.10

Related Documents	8.6

Restraints	6.1.1

Sanctions	3.8.3

Sanctioned Country	3.8.3

Schedule 14D-9	1.2.1

Terms Not Defined in this Section 8.11	Section

Schedule TO	1.1.8

SEC	1.1.5(ii)

Secretary of State	1.5

Securities Act	3.2.3

Stockholder List Date	1.2.2

Superior Proposal	5.2.8

Support Agreements	Preamble

Surviving Corporation	1.3

Takeover Law	3.14.2

Tax	3.9.15

Tax Returns	3.9.15

Tender and Support Agreements	Preamble

8.12                     Fees and Expenses

Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement.

8.13                     Interpretation

8.13.1           When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “made available to Parent” and words of similar import refer to documents (A) posted to the Merrill Datasite by or on behalf of the Company or (B) delivered in person or electronically to Parent, HoldCo, Merger Sub or their respective Representatives. All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The occurrence of any effect, change, event or occurrence set forth in clause (B)(2) of the definition of Material Adverse Effect shall not be deemed to constitute the operation of the business of the Company and its Subsidiaries outside the ordinary course. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors.

8.13.2           The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

8.14                     Financing Sources

The Company and its Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the performance of any financing commitments of such Financing Sources with respect to the transactions contemplated hereby, whether at law or equity, in contract, in tort or otherwise. No Financing Source shall have any liability (whether in contract, in tort or otherwise) to the Company and its Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby, including any dispute arising out of or relating in any way to the performance of any financing commitments.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

MATTRESS FIRM HOLDING CORP.

By	/s/ Alexander S. Weiss
Name: Alexander S. Weiss
Title: Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

STEINHOFF INTERNATIONAL HOLDINGS N.V.

By	/s/ Andries Benjamin La Grange
Name: Andries Benjamin La Grange
Title: Chief Financial Officer

By	/s/ Michael Egan
Name: Michael Egan
Title: Authorized Representative

STRIPES US HOLDING, INC.

By	/s/ Andries Benjamin La Grange
Name: Andries Benjamin La Grange
Title: Treasurer

By	/s/ Michael Egan
Name: Michael Egan
Title: Authorized Representative

STRIPES ACQUISITION CORP.

By	/s/ Andries Benjamin La Grange
Name: Andries Benjamin La Grange
Title: Treasurer

By	/s/ Michael Egan
Name: Michael Egan
Title: Authorized Representative

[Signature Page to Agreement and Plan of Merger]

Annex I
Conditions to the Offer

Notwithstanding any other provision of the Agreement or the Offer and in addition to (and not in limitation of) Parent, HoldCo and Merger Sub’s right to extend and amend the Offer pursuant to the provisions of the Agreement, Merger Sub shall not be required to (and Parent and HoldCo shall not be required to cause Merger Sub to) accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer if any of the following conditions exist or have occurred and are continuing at the scheduled Expiration Time of the Offer:

(a)                              Minimum Condition

The number of shares of Company Common Stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6) of the DGCL), together with the shares of Company Common Stock then owned by Merger Sub, do not represent at least one share more than 50% of the then outstanding shares of Company Common Stock (the “Minimum Condition”).

(b)                              Restraints

Any Restraint shall be in effect enjoining or otherwise prohibiting consummation of the Offer or the Merger.

(c)                               Governmental Consents

The waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall not have expired and early termination thereof shall not have been granted.

(d)                              Representations and Warranties

(A)                            The representations and warranties of the Company (i) set forth in Section 3.2.1 (Capitalization) shall not be true and correct in all respects (other than any de minimis inaccuracies), (ii) set forth in Section 3.1 (Organization; Standing),  Sections 3.2.2 and 3.2.3 (Capitalization), Section 3.3.3(i) (Authority; Noncontravention), Section 3.14 (No Rights Agreement; Anti-Takeover Provisions), Section 3.19 (Opinion of Financial Advisor) and Section 3.20 (Brokers and Other Advisors) shall not be true and correct in all material respects as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iii) set forth in the Agreement, other than those Sections specifically identified in clause (i) and (ii) of this paragraph (d), shall not be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(B)                            Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(e)                               Compliance with Covenants

The Company shall not have complied with or performed in all material respects its obligations required to be complied with or performed by it prior to the Expiration Time under the Agreement and such failure to comply or perform shall not have been cured by the Expiration Time (for the avoidance of doubt, for purposes of determining whether the condition set forth in this clause (e) has been satisfied, the obligations set forth in Section 5.12.5 shall be considered to have been performed and complied with in all material respects if the Financing (or the Alternative Financing) will be available to be consummated on the Closing Date). Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(f)                                Company Material Adverse Effect Condition

Since the date of the Agreement there shall have been any effect, change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(g)                               No Termination of Agreement

This Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent, HoldCo and Merger Sub and, other than the Minimum Condition, may be waived by Parent, HoldCo and Merger Sub in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms and conditions of this Agreement and to the extent such waiver is permitted by applicable Law. The failure by Parent, HoldCo, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement to which it is annexed.

Exhibit A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MATTRESS FIRM HOLDING CORP.

I, THE UNDERSIGNED, in order to form a corporation for the purposes hereinafter stated, under and pursuant to the provisions of the General Corporation Law of the State of Delaware, as from time to time amended, do hereby certify as follows:

FIRST:  The name of the corporation (the “Corporation”) is:

Mattress Firm Holding Corp.

SECOND:  The address of the Corporation’s registered office in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, New Castle County. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

THIRD:  The purpose of the Corporation is to engage, directly or indirectly, in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as from time to time in effect.

FOURTH:  The total number of shares of capital stock that the Corporation has authority to issue is one hundred (100) shares of Common Stock, par value $0.01 per share.

FIFTH:  To the fullest extent permitted by the General Corporation Law of the State of Delaware or any other applicable laws presently or hereafter in effect, no director of the Corporation will be personally liable to the Corporation or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Corporation, provided that nothing contained in this Article FIFTH shall eliminate or limit the liability of a director (i) for any breach of such director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which such director derived an improper personal benefit.  Any repeal or modification of this Article FIFTH will not adversely affect any right or protection of a director of the Corporation existing immediately prior to such repeal or modification.

SIXTH:  The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law presently or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, member, trustee or agent of another corporation or of a partnership, joint venture, trust, nonprofit entity or other

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enterprise, and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article SIXTH shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article SIXTH to directors and officers of the Corporation.

The rights to indemnification and to the advance of expenses conferred in this Article SIXTH shall not be exclusive of any other right which any person may have or hereafter acquire under this Amended and Restated Certificate of Incorporation, the By-Laws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

SEVENTH:  In furtherance and not in limitation of the rights, powers, privileges, and discretionary authority granted or conferred by the General Corporation Law of the State of Delaware or other statutes or laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter, amend or repeal the By-Laws of the Corporation, without any action on the part of the stockholders, but the stockholders may make additional By-laws and may alter, amend or repeal any By-Law, whether adopted by them or otherwise.  The Corporation may in its By-Laws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.

EIGHTH: The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Amended and Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to this reservation.

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